Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

by and between

AMERICAN RESOURCE DEVELOPMENT LLC,

AMERICAN RESOURCE DEVELOPMENT UPSTREAM LLC AND

AMERICAN RESOURCE DEVELOPMENT MIDSTREAM LLC

collectively, as Seller

and

CALLON PETROLEUM OPERATING COMPANY

as Purchaser

Dated December 13, 2016

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

EXHIBITS:

Exhibit A-1	Leases
Exhibit A-2	Wells
Exhibit A-3	Surface Fee Estates
Exhibit A-4	Rights of Way
Exhibit A-5	Additional Leases
Exhibit B-1	Form of Assignment and Bill of Sale
Exhibit B-2	Form of Deed
Exhibit C	Seller’s Affidavit of Non-Foreign Status
Exhibit D	Seller’s Closing Certificate
Exhibit E	Seller’s Officer’s Certificate
Exhibit F	Purchaser’s Closing Certificate
Exhibit G	Purchaser’s Officer’s Certificate
Exhibit H	Gathering System

SCHEDULES:

Schedule 1.2(l)	Certain Effective Dates
Schedule 1.3	Certain Excluded Assets
Schedule 2.2	Allocated Values
Schedule 3.3	Permitted Encumbrances
Schedule 3.5	Certain Environmental Matters
Schedule 4.2	Litigation
Schedule 4.3	Taxes and Assessments
Schedule 4.4	Compliance with Law
Schedule 4.5	Material Contracts
Schedule 4.7	Imbalances
Schedule 4.8	Material Consents and Preferential Rights to Purchase
Schedule 4.11	Wells and Equipment; Royalties and Suspense Accounts
Schedule 4.12	Non-Consent Operations
Schedule 4.13	Outstanding Capital Commitments; Payout Balances
Schedule 4.14	Bonds and Credit Support
Schedule 4.15	Environmental
Schedule 4.16	Seller’s Knowledge
Schedule 6.12	Key Persons
Schedule 6.14	Potential Additional Leases
Schedule 9.5	Allocation of Purchase Price

-v-

(continued)

Accounting Arbitrator	53
Accounting Principles	1
Additional Lease	1
Additional Lease Acquisition Period	47
Additional Lease Amount	48
Affiliate	1
Agreed Rate	2
Agreement	1
Allocated Value	10
Alternative Proposal	47
Asset Taxes	2
Assets	2
Assignment and Bill of Sale	14
Assumed Obligations	58
Business Day	4
Casualty Loss	63
Claim	61
Claim Notice	61
Closing	50
Closing Date	50
Closing Payment	53
Code	4
Confidentiality Agreement	4
Contracts	2
Control	1
Cure Date	22
Cut-Off Date	4
Damages	4
Defect Claim Date	20
Defect Escrow Account	23
Defect Escrow Amount	23
Defensible Title	14
Deposit	10
Development	1
Disputed Environmental Matters	28
Disputed Matter	23
Disputed Title Matters	28
Effective Date	5
EnCap	1
Environmental Arbitrator	28
Environmental Consultant	18
Environmental Defect	20
Environmental Defect Amount	23
Environmental Information	19
Environmental Laws	5
Environmental Review	18
Equipment	3

Escrow Account	10
Escrow Agent	10
Escrow Agreement	10
Escrow Termination Date	65
Exchange	55
Excluded Assets	9
Excluded Records	4
Execution Date	1
G & G Data	5
Gathering System	5
Governmental Authority	5
Hazardous Substance	5
Hydrocarbons	5
Indemnified Person	61
Indemnifying Person	61
Indemnity Escrow	10
Individual Indemnity Threshold	64
Laws	6
Leases	2
Material Adverse Effect	6
Material Consent	6
Material Contract	6
Midstream	1
Net Acre	7
Net Revenue Interest	7
NORM	20
Parties	1
Party	1
Permitted Encumbrances	15
Person	7
Phase I	18
Potential Additional Leases	47
Potential Financing	45
Properties	2
Property Costs	8
Purchase Price	10
Purchaser	1
Purchaser Group	60
Receiving Party	46
Records	4
Retained Obligations	58
Rights of Way	3
SEC Filings	45
Seller	1
Seller Disclosure Schedules	38
Seller Entity	69
Seller Group	59

-vi-

(continued)

Seller Taxes	8
Straddle Period	8
Supplemental Disclosure	48
Surface Fee Estates	2
Suspense Amounts	35
Target Closing Date	50
Tax	8
Tax Return	9
Termination Period	48
Title Arbitrator	28

Title Benefit	15
Title Benefit Amount	23
Title Defect	15
Title Defect Amount	23
Transfer Taxes	55
Unadjusted Purchase Price	10
Units	2
Upstream	1
Wells	2
Working Interest	9

-vii-

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is dated as of December 13, 2016 (the “Execution Date”), by and between American Resource Development LLC, a Delaware limited liability company (“Development”), American Resource Development Upstream LLC, a Delaware limited liability company (“Upstream”), and American Resource Development Midstream LLC, a Delaware limited liability company (“Midstream”, and collectively with Development and Upstream, “Seller”), and Callon Petroleum Operating Company, a Delaware corporation (“Purchaser”). Seller, on the one hand, and Purchaser, on the other hand, are referred to herein individually, as a “Party” and collectively, as the “Parties”.

RECITALS:

Seller desires to sell, and Purchaser desires to purchase, those certain oil and gas properties, rights, and related assets that are defined and described as the “Assets” herein, all upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1 Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase, accept, and pay for, the Assets.

1.2 Certain Definitions. As used herein:

(a) “Accounting Principles” means United States generally accepted accounting principles, consistently applied.

(b) “Additional Lease” shall mean any oil and gas lease with a paid-up primary term of not less than three (3) years and royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of production, in the aggregate, not exceeding twenty five percent (25%) and acquired by Seller pursuant to Section 6.14 covering any of the Potential Additional Leases from and after the Execution Date and until the date set forth in Section 6.14, subject to the terms and conditions of Section 6.14.

(c) “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, provided, however, for the avoidance of doubt, for the purposes of this Agreement, the term “Affiliate” shall not include, and no provision of this Agreement shall be applicable to EnCap Investments L.P., Flatrock Energy Advisors LLC or EnCap Energy Capital Fund X, L.P., a Texas limited partnership (collectively “EnCap”), any private equity fund managed by EnCap, any portfolio company of any such private equity fund or any other Person that directly or indirectly controls, is controlled by, or is under common control with EnCap other than Development, Upstream and Midstream and any Person controlled by Development, Upstream or Midstream. “Control” and derivatives of such term, as used in this definition, mean having the ability, whether or not exercised, to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(d) “Agreed Rate” means the lesser of (i) the one month London Inter-Bank Offered Rate, as published on Page BBAM of the Bloomberg Financial Markets Information Services on the last Business Day prior to the Effective Date plus two percentage points (LIBOR +2%) and (ii) the maximum rate allowed by applicable Law.

(e) “Asset Taxes” means ad valorem, property, excise, severance, production, sales, use and similar Taxes based upon the operation or ownership of the Assets or the production of Hydrocarbons therefrom, but excluding, for the avoidance of doubt, Transfer Taxes.

(f) “Assets” means all of Seller’s right, title, and interest in and to the following:

(i) the oil and gas leases, oil, gas, and mineral leases and subleases, carried interests, operating rights, record title interests, and other interests described on Exhibit A-1 and the Additional Leases set forth on Exhibit A-5, and, without limiting the foregoing, all other rights (of whatever character, whether legal or equitable, vested or contingent, and whether or not the same are expired or terminated) in and to the Hydrocarbons in, on, under, and that may be produced from, the lands covered by the leases, subleases, interests and rights described on Exhibit A-1 and the Additional Leases set forth on Exhibit A-5 and any renewals, modifications, supplements, ratifications or amendments to such leases, subleases, interests and rights described on Exhibit A-1 and the Additional Leases set forth on Exhibit A-5 (collectively, the “Leases”);

(ii) any and all Hydrocarbon, water, CO2, or injection or disposal wells located on the Leases or on lands pooled, communitized, or unitized therewith, including the wells shown on Exhibit A-2, in each case whether producing, non-producing, permanently or temporarily plugged and abandoned, and whether or not fully described on any exhibit or schedule hereto (the “Wells”);

(iii) all pooled, communitized, or unitized acreage which includes all or part of any Leases, and all tenements, hereditaments, and appurtenances belonging thereto (the “Units,” and, together with the Wells and Leases, the “Properties”);

(iv) all currently existing contracts, agreements, and instruments pertaining to the other Assets (to the extent applicable to the other Assets) including operating agreements; unitization, pooling, and communitization agreements; declarations and orders; area of mutual interest agreements; farmin and farmout agreements; exchange agreements; purchase and sale agreements and other contracts in which Seller acquired interests in any other Asset; compressor agreements; gathering agreements; agreements for the sale and purchase of Hydrocarbons; disposal agreements; transportation agreements; and processing agreements (the “Contracts”); provided, however, that the term “Contracts” shall not include the Leases and other instruments constituting Seller’s chain of title to the applicable Leases;

(v) those certain surface fee estates described on Exhibit A-3 (the “Surface Fee Estates”);

(vi) to the extent the same are assignable or transferrable, and further to the extent the same can be assigned or transferred without payment of a fee or other additional consideration (or, to the extent that Purchaser agrees in writing to pay such fee or other additional consideration), all currently existing permits, franchises, approvals, consents, authorizations, and certificates from any Governmental Authorities pertaining to the Assets;

(vii) all easements, surface permits, surface licenses, servitudes, rights-of-way, surface leases, and other rights to use the surface (the “Rights of Way”) (A) appurtenant to, and used or held for use solely in connection with, the Properties, the Surface Fee Estates or the Equipment, including those described on Exhibit A-4-Part A and (B) appurtenant to, and used or held for use solely in connection with the Gathering System, including those described on Exhibit A-4-Part B;

(viii) all equipment, machinery, fixtures, and other tangible personal property and improvements that are located on the Properties, the Surface Fee Estates or the Rights of Way or are used or held for use primarily in connection with the ownership or operation of the Properties or any of the other Assets or the production, treatment, storage, disposal, or transportation of Hydrocarbons or other substances thereon or therefrom (including all wellhead equipment, pumps, pumping units, Hydrocarbon measurement facilities, flowlines, gathering systems, piping, pipelines, compressors, tanks, treatment facilities, injection facilities, disposal facilities, compression facilities, and other materials, supplies, facilities and machinery) (collectively, the “Equipment”) as well as the Gathering System;

(ix) all Hydrocarbons produced from, or attributable to, the Properties from and after the Effective Date; all Hydrocarbon inventories from or attributable to the Properties that are in storage on the Effective Date; and, to the extent related or attributable to the Properties, all production, plant, and transportation imbalances as of the Effective Date (provided, however, that, subject to Purchaser’s rights under this Agreement with respect to Seller’s representation and warranty in Section 4.7, Purchaser’s rights to the inventories and imbalances described in this subsection (ix) shall be satisfied solely pursuant to Sections 2.3(c) and 2.3(d));

(x) all lease files, land files, division order files, muniments of title, abstracts, title opinions, contract files, the G & G Data, well and production records of Seller, and other books, records, files and reports of Seller, to the extent relating to the Properties, the Surface Fee Estates or the Rights of Way, but excluding, in each case:

(A) all corporate, financial, Tax, and legal data and records of Seller that relate to Seller’s business generally (whether or not relating to the Assets) or to Seller’s business, operations, assets, and properties to the extent not related to or part of the Assets;

(B) any data, software, and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement, or by applicable Law, and for which no consent to transfer has been received and/or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(C) all legal records and legal files of Seller, including all work product of, and attorney-client communications with, Seller’s legal counsel (other than Leases, title opinions, and Contracts);

(D) data and records relating to the sale of the Assets, including communications with the advisors or representatives of Seller or its Affiliates;

(E) any data and records relating to the Excluded Assets or assets and properties to the extent they are not Assets under this Agreement; and

(F) those original data and records retained by Seller pursuant to Section 12.5.

(Clauses (A) through (F) shall hereinafter be referred to as the “Excluded Records” and subject to such exclusions, the data, software and records described in this Section 1.2(f)(x) are referred to herein as the “Records”); and

(xi) all indemnity rights, rights under any Contracts and all other claims of Seller or any Affiliate of Seller against any third Person to the extent related or attributable to, periods from and after the Effective Date (including claims for adjustments or refunds) or to the extent relating to an Assumed Obligation, or for which Purchaser is liable for payment or required to indemnify Seller under Article 11 (whether or not such claims are pending or threatened as of the Execution Date or the Closing Date).

(g) “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York or Houston, Texas, United States of America.

(h) “Code” means the United States Internal Revenue Code of 1986, as amended.

(i) “Confidentiality Agreement” means that certain Confidentiality Agreement dated as of November 11, 2016 by and between Purchaser and Seller, as amended from time to time.

(j) “Cut-Off Date” means five o’clock p.m. in Houston, Texas on the one-hundred eightieth (180th) day following the Closing.

(k) “Damages” means the amount of any actual liability, loss, cost, expense, claim, award, or judgment incurred or suffered by any Person, whether attributable to personal injury or death, property damage, contract claims, torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants, or other agents and experts reasonably incident to the matters in question, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity provided hereunder; provided, however, that “Damages” shall not include any adjustment for Taxes that may be assessed on payments under Section 6.5, Section 9.4 or Article 11 or for Tax benefits received by the Indemnified Person as a consequence of any Damages subject to indemnity hereunder. Purchaser and Seller agree that any Tax deductions attributable to any Damages as to which Purchaser has been indemnified by Seller will be deductible by Seller, and not by Purchaser, to the maximum extent permitted by Law. Notwithstanding the foregoing, neither Purchaser nor Seller shall be entitled to indemnification under Section 6.5, Section 9.4 or Article 11 for, and Damages shall not include, (i) loss of profits, whether actual or consequential, or other consequential damages suffered by the Party claiming indemnification, or any special or punitive damages (other than loss of profits, consequential damages, or punitive damages suffered by third Persons for which responsibility is allocated among the Parties), and (ii) any increase in liability, loss, cost, expense, claim, award or judgment to the extent such increase is caused by the actions or omissions of any Indemnified Person after the Closing Date.

(l) “Effective Date” means 12:01 a.m. in Houston, Texas on October 1, 2016 as to all of the Assets except the Properties listed on Schedule 1.2(l), for which the “Effective Date” shall be 12:01 a.m. in Houston, Texas on the date set forth for such Property on Schedule 1.2(l) (as updated for Additional Leases as provided in Section 6.14(e)).

(m) “Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Endangered Species Act, 16 U.S.C. § 1531 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case as amended to the date hereof, and all Laws, including the common law, as of the date hereof addressing pollution or protection of the environment or biological or cultural resources or protection of human health or safety (as it relates to exposure to pollution or to hazardous or toxic substances) and all regulations implementing the foregoing.

(n) “G & G Data” means all geological or geophysical information constituting proprietary data, studies, core samples, maps, related technical data and any other geological or geophysical information (in each case excluding any interpretations of Seller made with respect to such information as well as any seismic information of Seller) covering the Properties which the Seller is not prohibited by agreement from transferring to Purchaser (other than any such information licensed from non-Affiliate Persons that cannot be transferred without additional consideration to such non-Affiliate Persons and for which Purchaser has not agreed (in its sole discretion) to pay such additional consideration).

(o) “Gathering System” means gathering assets operated by Seller, including all Rights of Way, Surface Fee Estates and other real property interests, facilities, pipelines, gathering lines, field compression stations and equipment, cathodic protection equipment, meters, valves, fittings, equipment, tanks, personal property and appurtenances shown on Exhibit H, (and as may be constructed, expanded or extended prior to the Closing Date), located downstream of the point of receipt, which is designated at the custody transfer meters located on the central receipt points, and extending to the delivery point into third-party pipelines or gathering systems.

(p) “Governmental Authority” means any national, state, county or municipal government and/or government of any political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies, or other instrumentalities of any of them.

(q) “Hazardous Substance” shall mean any pollutants, contaminants, toxics or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including NORM petroleum and any fraction thereof, and other substances referenced in Section 3.4(c).

(r) “Hydrocarbons” means crude oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous or liquid hydrocarbons (including ethane, propane, iso-butane, nor-butane, gasoline, and scrubber liquids) of any type and chemical composition.

(s) “Key Person” means each Person listed on Schedule 6.12.

(t) “Laws” means all laws, statutes, rules, regulations, ordinances, orders, legally binding guidance, decrees, writs, injunctions, requirements, judgments, and codes of Governmental Authorities.

(u) “Material Adverse Effect” means a defect, condition, event or change that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (i) the ownership, operation, or financial condition of the Assets, taken as a whole or (ii) the ability of the Seller to consummate the transactions contemplated by this Agreement, including any post-closing indemnity obligations Seller pursuant to Article 11; provided, however, that Material Adverse Effect shall not include material adverse effects resulting from general changes in oil and gas prices; general changes in markets or in industry, economic, or political conditions; changes in condition or developments generally applicable to the oil and gas industry generally or in any area or areas where the Assets are located; acts of God, including hurricanes and storms; civil unrest or similar disorder; terrorist acts; changes in Laws or delays in issuing, the failure of any Governmental Authority to issue, or any change in requirements with respect to the issuance of, any licenses, permits, easements, or approvals, and increased costs relating to the foregoing; effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 10; and changes resulting from any announcement of the transactions contemplated hereby or the performance of the covenants set forth in Article 6 hereof.

(v) “Material Consent” means a consent by a third party that if not obtained prior to the assignment of an Asset, (i) voids or nullifies (automatically or at the election of the holder thereof) the assignment, conveyance or transfer of such Asset, (ii) terminates (or gives the holder thereof the right to terminate) any material rights in the Asset subject to such consent, or (iii) requires payment of a fee; provided, however, that “Material Consent” does not include any consent or approval of Governmental Authorities customarily obtained after Closing (if such Governmental Authority is, pursuant to applicable Law, without discretion to refuse to grant such consent if certain specifically enumerated conditions set forth in such applicable Law are satisfied) or any consent which by its terms cannot be unreasonably withheld.

(w) “Material Contract” means, to the extent binding on the Assets or Purchaser’s ownership thereof after Closing, any Contract which is one or more of the following types:

(i) Contracts between Development, Upstream and/or Midstream, on the one hand, and any other Affiliate of Development, Upstream and/or Midstream, on the other hand;

(ii) Contracts for the sale, purchase, exchange, or other disposition of Hydrocarbons produced from the Properties which are not cancelable without penalty to or material payment by Seller, its Affiliates, or its or their permitted successors and assigns, on thirty (30) days or less prior written notice;

(iii) To the extent currently pending, Contracts of Seller to sell, lease, farmout, exchange, or otherwise dispose of all or any part of the Assets after Closing, but excluding conventional right of reassignment upon intent to abandon a Property;

(iv) Contracts for the gathering, treatment, processing, storage or transportation of Hydrocarbons guaranteed with minimum throughput requirements or which are not cancelable without penalty to or material payment by Seller, its Affiliates, or its or their permitted successors and assigns, on thirty (30) days or less prior written notice;

(v) Contracts that are joint operating agreements, unit operating agreements, exploration agreements, development agreements, area of mutual interest agreements, exchange agreements, pooling agreements or other similar agreements;

(vi) Contracts for guarantees, bonds, letters of credit or similar financial agreements;

(vii) Contracts that are or include non-competition or non-solicitation agreements, or any agreement that purports to restrict, limit, or prohibit Seller, its Affiliates, or its or their permitted successors and assigns, from engaging in any line of business or the manner in which, or the locations at which, Seller, its Affiliates, or its or their permitted successors and assigns conduct business;

(viii) Contracts that are sale lease-back agreements, indentures, loan agreements, credit agreements, security agreements, mortgages, promissory notes or similar financial agreements that will be binding on, or result in a lien on, any of the Assets after the Closing;

(ix) Contracts that are for the construction and installation or rental of equipment, fixtures, or facilities with guaranteed production throughput requirements or demand charges or which cannot be terminated by Seller, its Affiliates, or its or their permitted successors and assigns, without penalty or material payment on thirty (30) days or less notice;

(x) Contacts that contain express drilling obligations; and

(xi) Contracts that are pipeline interconnect agreements;

(xii) Any other Contracts that can reasonably be expected to result in (y) gross revenue per fiscal year in excess of One Hundred Thousand Dollars ($100,000) or (z) expenditures per fiscal year in excess of One Hundred Thousand Dollars ($100,000), in each case, net to the interests of Seller.

(x) “Net Acre” means, as calculated separately with respect to each Lease as to the lands and depths described for such Lease on Exhibit A-1 or Exhibit A-5, as applicable, (i) the number of gross acres of land covered by such Lease, multiplied by (ii) the lessor’s undivided interest in the Hydrocarbons in the lands covered by such Lease, multiplied by (iii) Seller’s undivided interest in such Lease; provided, however, if items (ii) and (iii) vary as to different areas of, or depths under the lands covered by such Lease, a separate calculation shall be performed with respect to each such area or depth.

(y) “Net Revenue Interest” means, (i) with respect to any Well, Seller’s interest (expressed as a percentage or a decimal) in and to the Hydrocarbons produced and saved or sold from or allocated to such Well from those formations in which such Well is currently producing, or with respect to a Well that is not currently producing, the last depth or formation at which it produced, or (ii) with respect to any Lease, Seller’s interest (expressed as a percentage or a decimal) in and to the Hydrocarbons produced and saved or sold from or allocated to such Lease as to the lands and depths described for such Lease on Exhibit A-1 or Exhibit A-5, as applicable, in each case of items (i) and (ii), after giving effect to all royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of production therefrom.

(z) “Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, estate, Governmental Authority, or any other entity.

(aa) “Property Costs” means all operating expenses (including costs of insurance, rentals, shut-in payments, other payments called for by the Leases, title examination and curative actions, and overhead costs charged or chargeable under any applicable operating agreement or unit agreement) and capital expenditures (including bonuses, broker fees, and other Lease acquisition costs, costs of drilling and completing wells, and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business, but excluding (without limitation) liabilities, losses, costs, expenses, and damages attributable to:

(i) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death; property damage; environmental damage or contamination; other torts; private rights of action given under any Law; or violation of any Law;

(ii) obligations to plug and/or abandon wells, dismantle, decommission or remove facilities;

(iii) obligations to remediate any contamination of groundwater, surface water, soil, sediments, or Equipment;

(iv) title and environmental claims (including claims that Leases have terminated);

(v) claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production);

(vi) gas balancing and other production balancing obligations;

(vii) Casualty Loss;

(viii) Taxes; and

(ix) any claims for indemnification, contribution, or reimbursement from any third Person with respect to liabilities, losses, costs, and expenses of the type described in preceding clauses (i) through (viii), whether such claims are made pursuant to contract or otherwise.

(bb) “Seller Taxes” means (i) income, franchise and similar Taxes imposed by any applicable Laws on Seller or any of its Affiliates, (ii) Asset Taxes allocable to Seller pursuant to Section 9.1, (iii) any Taxes imposed on or with respect to the ownership or operation of the Excluded Assets and (iv) any other Taxes imposed on or with respect to the ownership or operation of the Assets for a tax period (or portion thereof) ending before the Effective Date.

(cc) “Straddle Period” means any tax period beginning before and ending on or after the Effective Date.

(dd) “Tax” means (i) federal, state, or local taxes, charges, fees, imposts, levies, or other assessments, including all net income, gross receipts, franchise, capital, sales, use, ad valorem, value added, transfer, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, fees, assessments, and charges of any kind whatsoever; and (ii) all interest, penalties, fines and additions to tax imposed by any Governmental Authority in connection with any item described in subsection (i).

(ee) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

(ff) “Working Interest” means, with respect to any Well, Seller’s interest (expressed as a percentage or a decimal) that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations for that Well from those formations in which such Well is currently producing, or with respect to a Well that is not currently producing, the last depth or formation at which it produced, in each case, without regard to the effect of any royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of production therefrom.

1.3 Excluded Assets. Notwithstanding anything to the contrary in Section 1.2 or elsewhere in this Agreement, the “Assets” shall not include any rights with respect to the Excluded Assets. “Excluded Assets” means the following:

(a) the Excluded Records;

(b) all seismic information of Seller, any interpretations of Seller made with respect to any G & G Data, as well as originals and copies of the Records retained by Seller pursuant to Section 12.5, including, for the avoidance of doubt, copies of geological, geophysical and similar data and studies;

(c) Assets excluded from this Agreement pursuant to Sections 3.4(a), 3.7(d), 3.12, 3.13 or 11.5(b);

(d) subject to Section 11.5, all contracts of insurance and all claims, rights and interests of Seller or any Affiliate of Seller (A) under any policy or agreement of insurance or indemnity agreement, (B) under any bond or security instrument, or (C) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of an Asset prior to the Effective Date;

(e) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, logos, trademarks, trade names, and other intellectual property;

(f) Seller’s interests in offices, office leases and buildings described on Schedule 1.3;

(g) any leased equipment and other leased personal property if such property, or the Contract pursuant to which it was leased, is not freely transferrable without payment of a fee or other consideration, unless Purchaser has agreed in writing to pay such fee or consideration;

(h) all indemnity rights, rights under any Contracts and all other claims of Seller or any Affiliate of Seller against any third Person to the extent related or attributable to, periods on or prior to the Effective Date (including claims for adjustments or refunds), except to the extent relating to an Assumed Obligation, or for which Seller is liable for payment or required to indemnify Purchaser under Article 11 (whether or not such claims are pending or threatened as of the Execution Date or the Closing Date);

(i) all audit rights and rights to reimbursement. with respect to all costs and revenues associated with joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible for the Assets, which adjustments arising from such audits are paid or received prior to the Cut-Off Date;

(j) any refunds, claims for refunds or rights to receive refunds from any Governmental Authority with respect to Taxes that are Seller Taxes;

(k) refunds relating to the overpayment of royalties by or on behalf of Seller to any Governmental Authority, to the extent relating to royalties paid with respect to Hydrocarbon production prior to the Effective Date, whether received before, on, or after the Effective Date;

(l) all office equipment, computers, cell phones, pagers and other office hardware, personal property, and equipment that relate primarily to Seller’s business generally, even if otherwise relating to the business conducted by Seller with respect to the Assets;

(m) trade credits, accounts, accounts receivable, and other proceeds, income or revenue accruing before the Effective Date and attributable to the Assets prior to the Effective Date;

(n) whether or not relating to the Assets, any master service agreements, drilling contracts, or similar service contracts;

(o) Seller’s vehicles; and

(p) any other assets, contracts or rights which are described on Schedule 1.3.

ARTICLE 2

PURCHASE PRICE

2.1 Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be Six Hundred and Fifteen Million, One Hundred and Eighty One Thousand, Two Hundred and Sixty Five Dollars ($615,181,265.00) (the “Unadjusted Purchase Price”) adjusted as provided in Section 2.3. On the same day as the execution and delivery of this Agreement, Purchaser has delivered or caused to be delivered to an account (the “Escrow Account”) at Wells Fargo Bank, National Association (the “Escrow Agent”), a wire transfer in the amount equal to seven and one-half percent (7.5%) of the Purchase Price in same-day funds (the “Deposit”) to be held, invested, and disbursed in accordance with the terms of this Agreement and an escrow agreement of even date herewith among Seller, Purchaser, and Escrow Agent (the “Escrow Agreement”). In the event the Closing occurs, the Deposit shall be credited against the Purchase Price to be paid by Purchaser at Closing and shall be retained, pursuant to Section 11.7, as the Indemnity Escrow (as defined below), in the Escrow Account established with the Escrow Agent to satisfy amounts that may be owed by Seller to Purchaser after Closing with respect to the indemnities of Seller under this Agreement and any special warranty claims under any Assignment and Bill of Sale. Such amount, and earnings thereon shall be retained in the Escrow Account following the Closing shall be referred to as the “Indemnity Escrow”. Any interest or earnings with respect to the Deposit held in the Escrow Account and included in the Indemnity Escrow shall be treated as income of Purchaser for federal income tax purposes; provided, that (i) Purchaser shall be entitled to quarterly tax distributions from the Escrow Account equal to 40% of such Escrow earnings and (ii) in no event will Seller be entitled to more than 60% of the Escrow earnings.

2.2 Allocated Values. Schedule 2.2 sets forth the agreed allocation of the Unadjusted Purchase Price among the Assets. The “Allocated Value” for any Property equals the portion of the Unadjusted Purchase Price that is allocated to such Property on Schedule 2.2, increased or decreased by a share of each adjustment to the Unadjusted Purchase Price under Sections 2.3(c), 2.3(d), 2.3(e), and 2.3(f). The share of each adjustment allocated to a particular Property shall be obtained by allocating that adjustment among the various Properties on a pro-rata basis in proportion to the Unadjusted Purchase Price allocated to each such Property on Schedule 2.2. Seller has accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values.

2.3 Adjustments to Purchase Price. The Unadjusted Purchase Price shall be adjusted as follows, but (i) in the case of Sections 2.3(c), 2.3(d) and 2.3(e), only to the extent identified on or before the Cut-Off Date; and (ii) in the case of Section 2.3(f), only to the extent paid or received on or before the Cut-Off Date:

(a) decreased or increased, as appropriate, in accordance with Section 3.8(d);

(b) decreased as a consequence of Assets excluded from the transactions contemplated by this Agreement as set forth in Section 3.4(a), 3.7(d), 3.12, 3.13 or 11.5(b);

(c) with respect to production, pipeline, storage, processing, or other imbalances or overlifts, decreased (for amounts owed by Seller to any third Person as of the Effective Date) or increased (for amounts owed by any third Person to Seller as of the Effective Date), as applicable, (A) in the case of gaseous Hydrocarbons, on the basis of the NYMEX natural gas front month index price on the first day of the month in which the Execution Date occurs, multiplied by the amount of imbalance in MMBtu (as adjusted for MMBtu content in the case of natural gas liquids), (B) in the case of oil Hydrocarbons, on the basis of the NYMEX crude oil front month index price on the first day of the month in which the Execution Date occurs, multiplied by the amount of the imbalance in barrels; or (C) by an amount agreed to in writing by the Parties;

(d) increased by the aggregate amount of Hydrocarbon inventories from the Properties in storage tanks upstream of delivery points to the relevant purchasers on the Effective Date and produced for the account of Seller with respect to the Properties prior to the Effective Date, multiplied by the Contract price therefor, or, if there is no applicable Contract, (A) in the case of gaseous Hydrocarbons, multiplied by the NYMEX natural gas front month index price on the first day of the month in which the Execution Date occurs (as adjusted for MMBtu content in the case of natural gas liquids), or (B) in the case of oil Hydrocarbons, multiplied by the NYMEX crude oil front month index price on the first day of the month in which the Execution Date occurs;

(e) increased by the net amount of all prepaid expenses other than Taxes with respect to the Assets attributable to periods from and after the Effective Date (including prepaid insurance costs, bonuses; rentals; and cash calls to third Person operators) which have been paid or economically borne by Seller or its Affiliates;

(f) adjusted for proceeds and other income attributable to the Assets, Property Costs, and certain other costs attributable to the Assets as follows:

(i) decreased by an amount equal to the aggregate amount of the following proceeds received by Seller or its Affiliates:

(A) amounts earned from the sale, during the period from and including the Effective Date, of Hydrocarbons produced from, or attributable to, the Properties (net of any (x) royalties, overriding royalties, and other burdens payable out of production of oil, gas, or other Hydrocarbons or the proceeds thereof; (y) gathering, processing, and transportation costs paid in connection with sales of oil, gas, or other Hydrocarbons that are not included as Property Costs under Section 2.3(f)(ii); and (z) Property Costs that are otherwise paid or economically borne by Seller in relation to any proceeds or in earning or receiving thereof, and excluding the effects of any futures, options, swaps, or other derivatives) and received by Seller or its Affiliates, and

(B) other income earned with respect to the Assets (including, without limitation, in connection with midstream-related Assets) during the period from and including the Effective Date (provided that, for purposes of this Section 2.3(f), no adjustment shall be made for funds received by Seller for the account of third Persons and to which Seller does not become entitled prior to the Cut-Off Date and excluding the effects of any futures, options, swaps, or other derivatives) and received by Seller or its Affiliates;

(ii) increased by an amount equal to the amount of all Property Costs and other amounts which are incurred in the ownership and operation of the Assets from and after the Effective Date but paid or economically borne by or on behalf of Seller or any of its Affiliates on or prior to the Cut-Off Date (including overhead costs not to exceed the amounts chargeable to the Properties under the applicable operating agreement, or if there is no operating agreement, the amounts charged for that Property on the same basis as historically charged during the period prior to the Execution Date), except in each case any costs already deducted in the determination of proceeds in Section 2.3(f)(i);

(g) decreased by the amount of royalty, overriding royalty, and other burdens payable out of production of Hydrocarbons from the Properties or the proceeds thereof to third Persons but held in suspense by Seller at the Closing, and any interest accrued in escrow accounts for such suspended funds, to the extent such funds are not transferred to Purchaser’s control at the Closing;

(h) increased by the amount of Asset Taxes allocated to Purchaser pursuant to Section 9.1 but paid or otherwise economically borne by Seller (or any of its Affiliates);

(i) increased by an amount equal to the Additional Lease Amount; and

(j) decreased or increased, as applicable, for any other amount provided for in this Agreement or agreed upon by Seller and Purchaser.

2.4 Certain Ordinary-Course Costs and Revenues.

(a) With respect to revenues earned or Property Costs incurred with respect to the Assets prior to the Effective Date but received or paid after the Effective Date:

(i) Seller shall be entitled to all amounts earned from the sale, during the period up to but excluding the Effective Date, of Hydrocarbons produced from, or attributable to, the Properties, which amounts are received after Closing but prior to the Cut-Off Date (net of any (A) royalties, overriding royalties, and other burdens payable out of production of Hydrocarbons or the proceeds thereof; (B) gathering, processing, and transportation costs paid in connection with sales of Hydrocarbons that are not included as Property Costs under Section 2.4(a)(ii); and (C) Property Costs that are deducted by the purchaser of production), and to all other income earned with respect to the Assets up to but excluding the Effective Date and received after Closing but on or before the Cut-Off Date.

(ii) Seller shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred prior to the Effective Date; provided, however, that Seller’s responsibility for the foregoing shall terminate on the Cut-Off Date to the extent Seller has not received an itemized invoice for, or request or notice, listing the specific pre-Effective Date Property costs and requesting Seller to pay the foregoing on or prior to the Cut-Off Date.

(b) Without duplication of any adjustments made pursuant to Section 2.3(f), should Purchaser or any Affiliate of Purchaser receive after Closing any proceeds or other income to which Seller is entitled under Section 2.4(a), Purchaser shall fully disclose, account for, and promptly remit the same to Seller.

(c) Without duplication of any adjustments made pursuant to Section 2.3(f), should Purchaser, or any Affiliate of Purchaser, pay after Closing any Property Costs for which Seller is responsible under Section 2.4(a), Purchaser shall be reimbursed by Seller promptly after receipt of Purchaser’s invoice, accompanied by copies of the relevant vendor or other invoice and proof of payment.

(d) Without duplication of any adjustments made pursuant to this Article 2, should Seller or any Affiliate of Seller receive after Closing any amounts earned from the sale of Hydrocarbons produced from, or attributable to, the Properties or other income earned with respect to the Assets for the period of time from and after the Effective Date, Seller shall fully disclose, account for, and promptly remit the same to Purchaser.

(e) Seller shall have no further entitlement to amounts earned from the sale of Hydrocarbons produced from, or attributable to, the Properties and other income earned with respect to the Assets, and no further responsibility for Property Costs incurred with respect to the Assets, to the extent such amounts have not been received or paid, respectively, on or before the Cut-Off Date; provided, that with respect to Property Costs for which Seller has received an itemized invoice listing the specific pre-Effective Date Property Costs on or before the Cut-Off Date, but has not yet paid such invoice, Seller shall continue to be obligated to pay such Property Costs after the Cut-Off Date.

(f) All adjustments and payments made pursuant to this Article 2 shall be without duplication of any other amounts paid or received under this Agreement.

2.5 Procedures.

(a) For purposes of allocating production (and accounts receivable with respect thereto) under Section 2.3 and Section 2.4, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the pipeline flange connecting into the tank batteries related to each Well, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported. Seller shall use reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging or strapping data are not available.

(b) Surface use or damage fees, insurance premiums (and refunds thereof), and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before, or on or after, the Effective Date.

(c) After Closing, Purchaser shall handle all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible under Section 2.4, provided that Purchaser shall not agree to any adjustments to previously assessed costs for which Seller is liable, or any compromise of any audit claims to which Seller would be entitled, without the prior written consent of Seller, such consent not to be unreasonably withheld. Purchaser shall provide Seller with a copy of all applicable audit reports and written audit agreements received by Purchaser and relating to periods for which Seller is partially responsible.

(d) “Earned” and “incurred,” as used in Section 2.4 and Section 2.3, shall be interpreted in accordance with accounting recognition guidance under the Accounting Principles.

(e) Seller and its Affiliates shall not be required to balance in kind with respect to any imbalances existing as of Closing or turn over physical inventories of Hydrocarbons that have been sold prior to Closing, it being understood and agreed that Purchaser’s rights with respect to any such Assets shall be satisfied pursuant to Section 2.3 and Section 2.4.

ARTICLE 3

TITLE AND ENVIRONMENTAL MATTERS

3.1 Purchaser’s Title Review.

(a) From and after the Execution Date, and pursuant and subject to the terms of Sections 6.1 and 6.5, Purchaser shall have the right to conduct a review of Seller’s title to the Assets. The provisions of this Article 3, the special warranty of title in the Assignment and Bill of Sale, and the condition to closing in Section 7.2(d) provide Purchaser’s exclusive remedy with respect to any Title Defects or other deficiencies or defects in Seller’s title to the Properties.

(b) Purchaser’s rights with respect to title to the Properties pursuant to this Article 3 are limited to the Properties shown on Exhibit A-1, Exhibit A-2, and Exhibit A-5, and Seller hereby expressly disclaims and negates any and all warranties of title whatsoever, whether express, implied, statutory, or otherwise, except for the special warranty of title in the Assignment and Bill of Sale.

(c) The Assignment and Bill of Sale to be executed and delivered by the Parties at Closing (the “Assignment and Bill of Sale”) shall be in the form attached hereto as Exhibit B-1, and shall contain a special warranty of Defensible Title to the Properties shown on Exhibit A-1, Exhibit A-2, and Exhibit A-5 by, through or under Seller, but not otherwise, subject to the Permitted Encumbrances. Purchaser shall be deemed to have waived all breaches of Seller’s special warranty of title set forth in the Assignment and Bill of Sale for which Purchaser has not furnished to Seller a valid defect claim notice that satisfies the requirements set forth in Section 3.6(a)(i) through (v) on or before the date twenty-four (24) months after Closing. Purchaser shall not be entitled to protection under Seller’s special warranty of title in the Assignment and Bill of Sale against any Title Defect (i) reported by Purchaser to Seller in a Title Defect notice delivered by Purchaser pursuant to Section 3.6(a) prior to the Defect Claim Date or (ii) for which Purchaser had actual knowledge of but did not submit a Title Defect notice to Seller regarding the same. If Purchaser provides written notice of a breach of the special warranty to Seller, Seller shall have a reasonable opportunity to cure such breach. In any event, the recovery on a breach of Seller’s special warranty under any Assignment and Bill of Sale (excluding any recovery attributable to such breaches that result from security interests, deeds of trust, mortgages, pledges or similar interests granted by Seller) shall not exceed the Allocated Value of the affected Asset.

3.2 Definition of Defensible Title.

(a) As used in this Agreement, the term “Defensible Title” means that title of Seller in the Properties which, as of the Closing Date and subject to the Permitted Encumbrances:

(i) with respect to each Well set forth on Exhibit A-2, entitles Seller to not less than the Net Revenue Interest set forth in Exhibit A-2 for such Well throughout the productive life thereof, except (A) decreases in connection with those operations in which Seller may elect after the date hereof, in compliance with this Agreement, to be a non-consenting co-owner, (B) decreases resulting from the establishment or amendment, after the date hereof, of pools or units, (C) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries, and (D) as stated in Exhibit A-2;

(ii) with respect to each Well set forth on Exhibit A-2, obligates Seller to bear a Working Interest for such Well that is not greater than the Working Interest set forth in Exhibit A-2 for such Well without increase throughout the productive life of such Well, except (A) as stated in Exhibit A-2 and (B) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or applicable Law and increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest for such Well;

(iii) with respect to each Lease on Exhibit A-1 and Exhibit A-5, entitles Seller to ownership of not less than the Net Acres set forth in Exhibit A-1 or Exhibit A-5, as applicable, for such Lease, and entitles Seller to not less than the Net Revenue Interest set forth in Exhibit A-1 or Exhibit A-5, as applicable, for such Lease, except for, in each case, (A) decreases in connection with those operations in which Seller may elect after the date hereof to be a non-consenting co-owner, (B) decreases resulting from the establishment or amendment, after the date hereof, pools or units, (C) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries, and (D) as otherwise expressly stated in Exhibit A-1 or Exhibit A-5;

(iv) is free and clear of liens, encumbrances, obligations, or defects, other than Permitted Encumbrances.

(b) As used in this Agreement, the term “Title Defect” means any lien, charge, encumbrance, obligation, or defect, including a discrepancy in Net Revenue Interest or Working Interest, that causes Seller’s title to any Property described on Exhibit A-1, Exhibit A-2 or Exhibit A-5 to be less than Defensible Title. As used in this Agreement, the term “Title Benefit” means any right, circumstance, or condition that operates to (i) increase the Net Revenue Interest of Seller in any Property above that shown for such Property on Exhibit A-1, Exhibit A-2 or Exhibit A-5 without causing a greater than proportionate increase in, with respect to Properties that are Wells, Seller’s Working Interest, or, with respect to Properties that are Leases, Seller’s Net Acre ownership, above that shown for such Property on Exhibit A-1, Exhibit A-2, or Exhibit A-5, as applicable, (ii) increase the Net Acre ownership of Seller in any Lease above that shown for such Lease on Exhibit A-1 or Exhibit A-5 without causing a decrease in the Seller’s Net Revenue Interest below that shown for such Lease on Exhibit A-1 or Exhibit A-5, as applicable, or (iii) decrease the Working Interest of Seller in any Well below that shown for such Well on Exhibit A-2 without causing a proportionate or greater than proportionate decrease in Seller’s Net Revenue Interest in such Well.

3.3 Definition of Permitted Encumbrances. As used in this Agreement, the term “Permitted Encumbrances” means any or all of the following:

(a) lessors’ royalties and any overriding royalties, reversionary interests, back-in interests, and other burdens to the extent that they do not, individually or in the aggregate, reduce Seller’s Net Revenue Interest or Net Acre ownership in any Property below that shown in Exhibit A-1, Exhibit A-2 or Exhibit A-5 for such Property or increase Seller’s Working Interest in any Property above that shown in Exhibit A-2 for such Property without a corresponding increase in the Net Revenue Interest;

(b) the terms of all Leases, Contracts, Rights of Way, and any other agreements applicable to the Assets, including provisions for obligations, penalties, suspensions, or forfeitures contained therein, to the extent that they do not, individually or in the aggregate, reduce Seller’s Net Revenue Interest or Net Acre ownership in any Property below that shown in Exhibit A-1, Exhibit A-2 or Exhibit A-5 for such Property or increase Seller’s Working Interest in any Property above that shown in Exhibit A-2 for such Property without a corresponding increase in Net Revenue Interest;

(c) rights of first refusal, preferential rights to purchase, and similar rights with respect to the Assets;

(d) third Person consent requirements and similar restrictions (i) that are not applicable to the sale of the Assets contemplated by this Agreement, (ii) for which waivers or consents are obtained from the appropriate Persons prior to the Closing Date, (iii) for which required notices have been given for the transaction contemplated hereby and the appropriate time period for asserting the right has expired without an exercise of such rights and without dispute, (iv) that need not be satisfied prior to a transfer of such Asset, (v) which are not Material Consents; or (vi) that relate to Excluded Records or other Excluded Assets;

(e) liens for Taxes not yet due and payable or, if due and payable, being contested in good faith by appropriate actions;

(f) liens created under the terms of the Leases, Contracts or Rights of Way that, in each case, are for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(g) materialman’s, warehouseman’s, workman’s, carrier’s, mechanic’s, vendor’s, repairman’s, employee’s, contractor’s, operator’s liens, construction liens and other similar liens arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(h) all rights to consent, and any required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or rights or interests therein if they are customarily obtained subsequent to the sale or conveyance;

(i) failure to record Leases issued by any Governmental Authority in the real property, conveyance, or other records of the county in which such Leases are located, provided that the instruments evidencing the conveyance of such title to Seller from its immediate predecessor in title are recorded with the Governmental Authority that issued any such Lease;

(j) conventional rights of reassignment arising upon the expiration or final intention to abandon or release any of the Assets;

(k) easements, rights-of-way, covenants, servitudes, permits, surface leases, conditions, restrictions, and other rights included in or burdening the Assets for the purpose of surface or subsurface operations, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, removal of timber, grazing, logging operations, canals, ditches, reservoirs, and other like purposes, or for the joint or common use of real estate, rights-of-way, facilities, and equipment, in each case, to the extent they do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use, operation or ownership of the Assets subject thereto or affected thereby as currently used, owned or operated and as currently intended to be used, owned or operated by Seller;

(l) rights of a common owner of any interest in Rights of Way held by Seller, to the extent that the same do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use, operation or ownership of the Assets as currently used, owned or operated and as currently intended to be used, owned or operated by Seller;

(m) any lien, charge, or other encumbrance which is, expressly waived, assumed, bonded, or paid by Purchaser on or prior to Closing or which is discharged by Seller at or prior to Closing;

(n) failure to recite marital status in a document or omissions of successors or heirship or estate proceedings, absent affirmative evidence that such failure has resulted in a claim of superior title from a third Person attributable to such matter;

(o) lack of a survey, unless a survey is required by Law;

(i) any failure of the records of any Person to reflect sufficient production or operations over any period of time unless the applicable lessor has alleged in writing that such failure has caused the applicable Lease to terminate or expire or Purchaser provides affirmative evidence that insufficient production or operations have given rise to a right to terminate or partially terminate the applicable Lease or cause the applicable Lease to expire or partially expire;

(p) all applicable Laws and rights reserved to or vested in any Governmental Authorities (i) to control or regulate any of the Assets in any manner, (ii) to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, (iii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets, (iv) to use any Asset in a manner which does not materially impair the use of such Asset for the purposes for which it is currently owned and operated, or (v) to enforce any obligations or duties affecting the Assets to any Governmental Authority, with respect to any franchise, grant, license or permit;

(q) defects based solely on assertions that Seller’s, Seller’s representatives’ or the applicable operator’s files lack information (including title opinions), or defects based on the inability to locate an unrecorded instrument of which Purchaser has constructive or inquiry notice by virtue of a reference to such unrecorded instrument in any instrument provided or made available to Purchaser by Seller or in a recorded instrument (or a reference to a further unrecorded instrument in such unrecorded instrument), if no claim has been made under such unrecorded instruments within the last ten (10) years;

(r) lack of evidence of, or other defects with respect to, authorization, execution, delivery, acknowledgment, or approval of any instrument in Seller’s chain of title absent affirmative evidence of an actual claim of superior title from a third Person attributable to such matter;

(s) any matter that by proper affidavits of use and possession or other affirmative evidence is cured, released or waived by any Law of limitation or prescription, including adverse possession and the doctrine of laches, and for which no actual claim has been made with respect thereto within the last ten (10) years;

(t) unreleased instruments (including prior oil and gas leases and mortgages) absent specific evidence that such instruments continue in force and effect and constitute a superior claim of title to the applicable Property;

(u) depth severances or any other change in Seller’s Working Interest, Net Revenue Interest or Net Acre ownership for a Property with depth to the extent that they do not reduce Seller’s Net Acre ownership in, or Net Revenue Interest for, a Property below that shown on Exhibit A-1, Exhibit A-2, or Exhibit A-5 for such Property or increase Seller’s Working Interest for a Well beyond that shown on Exhibit A-2 for such Well without a corresponding increase in Seller’s Net Revenue Interest for such Well above that shown for such Well on Exhibit A-2;

(v) calls on production under existing Contracts, provided that the holder of such right must pay an index-based price for any production purchased by virtue of such call on production;

(w) maintenance of uniform interest provisions (i) contained in any Contract to the extent (A) compliance with such provisions has been waived in writing by the parties to such Contract, or (B) Purchaser is able to confirm (through review of the Records and communications with, and cooperation from, Seller) that such maintenance of uniform interest provisions have been previously violated without the transferring party obtaining waivers, or without a non-transferring party under such Contract having filed a lawsuit or having asserted a claim for breach of such Contract, or (ii) contained in any Lease to the extent the applicable lessor has waived compliance with such provisions in writing or breach of such provisions will not result in a suspension of material rights under such Lease, the right of the lessor to terminate such Lease or the termination of such Lease;

(x) defects arising from any change in applicable Laws after the Execution Date;

(y) defects based on Purchaser’s change (or desired change) in the surface or bottom hole location, borehole or drainhole path, well or operational plan, or operational technique (including completion or stimulation technique) of any Property;

(z) defects based on Seller’s failure to have a title opinion, title insurance policy or survey on any Property;

(aa) any matters reflected on Exhibit A–1, Exhibit A–2, or Schedule 3.3; and

(bb) any liens, charges, encumbrances, defects, or irregularities which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use, ownership of, or operation of, the Assets subject thereto or affected thereby (as currently used, owned, or operated and as currently intended to be used, owned and operated by Seller) and which (i) do not, individually or in the aggregate, reduce Seller’s Net Revenue Interest in any Property below that shown in Exhibit A-1, Exhibit A-2, or Exhibit A-5 for such Property or increase Seller’s Working Interest in any Property above that shown in Exhibit A-2 for such Property without a corresponding increase in Net Revenue Interest, (ii) would be accepted or waived by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties and (iii) would not be considered material when applying general industry standards.

3.4 Environmental Assessment; Environmental Defects.

(a) From and after the Execution Date, and subject to the terms of Sections 6.1 and 6.5 and this Section 3.4, Purchaser shall have the right to conduct, or cause an environmental consulting or engineering firm (the “Environmental Consultant”), to conduct, an inspection of the environmental condition and compliance status of the Properties (the “Environmental Review”) which shall include conducting a Phase I Environmental Site Assessment in accordance with the American Society for Testing and Materials (A.S.T.M.) Standard Practice Environmental Site Assessments: Phase I Environmental Site Assessment Process (Publication Designation: E1527-13) (“Phase I”). Seller shall use commercially reasonable efforts to obtain permission from the operator of each Property for Purchaser or the Environmental Consultant to conduct the Environmental Review; provided, however, that Seller shall have no liability to Purchaser for failure to obtain such operator’s permission, and Seller shall not be required to make any payments or undertake any obligations for the benefit of any other Person with respect to such access. Seller shall have the right to have one or more representatives accompany Purchaser and the Environmental Consultant at all times during the Environmental Review. The Environmental Review shall not include any sampling, boring, operation of Equipment, or other invasive activity without the prior written consent of Seller, which consent can be withheld in Seller’s sole discretion, and that of any applicable third Person operator. In the event that (x) Purchaser, in its reasonable discretion based on the findings of Purchaser’s Environmental Review, determines that an invasive test or procedure is needed with respect to Property and Purchaser requests in writing (which written notice shall be accompanied by any correspondence, reports or results regarding the finding on which the request is based and which Property is impacted by such finding) and does not obtain the written consent of Seller or an applicable third Person operator for such invasive test or procedure or (y) Purchaser is not granted access to a Property for the purpose of conducting its Environmental Review after notifying Seller in writing of such denial (if an applicable third Person operator has denied such access), Purchaser may, in its sole discretion exclude the affected Property and, (i) the affected Property shall not be conveyed to Purchaser at Closing, (ii) the Unadjusted Purchase Price shall be reduced at Closing by the Allocated Value of such Property, (iii) such Property shall be deemed to be deleted from Exhibit A-1, Exhibit A-2 and/or Exhibit A-5 attached hereto and added to Schedule 1.3 attached hereto and (iv) such Property shall constitute an Excluded Asset for all purposes hereunder. In performing its Environmental Review, Purchaser shall (and shall cause the Environmental Consultant and Purchaser’s other representatives to): (1) perform all work in a safe and workmanlike manner; (2) perform all work in such a way as to not unnecessarily and unreasonably interfere with the operation of any Property or the business of Seller; (3) materially comply with all applicable Laws; and (4) at its sole cost, risk, and expense, with respect to any physical damages caused by the Environmental Review, restore the Properties to their condition prior to the commencement of the Environmental Review.

(b) Purchaser shall provide to Seller (free of cost) copies (electronic or paper at Purchaser’s option) of any environmental reports and results (including any interim, draft or preliminary reports or results) generated by the Environmental Consultant to Seller promptly after request by Seller, such materials provided without any representation or warranty or any right of Seller to rely upon such materials, and the Seller hereby releases any claim it may have against Purchaser or the Environmental Consultant related to Seller’s reliance on such materials or Seller’s use thereof. Except (i) as may be required or permitted pursuant to the exercise of the rights and fulfillment of the obligations of a Party under this Agreement, (ii) as may be required by applicable Law (including as may be required by deposition, interrogatories, requests for information or documents in legal or regulatory proceedings, subpoena, civil investigative demand or other similar process or law), or (iii) for information which is or becomes public knowledge through no fault of the Person against whom this sentence is sought to be enforced, Purchaser and Seller and their respective Affiliates shall maintain, and shall cause their respective officers, directors, employees, contractors, consultants (including the Environmental Consultant), and other advisors to maintain, all information, reports (whether interim, draft, final, or otherwise), data, work product, and other matters obtained or generated from or attributable to the Environmental Review (the “Environmental Information”) strictly confidential, and shall not disclose all or any portion of the Environmental Information to any third Person without the consent of Purchaser or Seller, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed. If this Agreement is terminated prior to the Closing, Purchaser shall deliver the Environmental Information to Seller, which Environmental Information shall become the sole property of Seller. Each Party shall be responsible for the compliance of its Affiliates, and its and their respective officers, directors, employees, contractors, consultants (including the Environmental Consultant), and other advisors with the immediately preceding sentence.

(c) Purchaser acknowledges that the Assets have been used for the exploration, development, and production of Hydrocarbons and that there may be petroleum, produced water, wastes, or other substances or materials located in, on, or under the Properties or associated with the Assets. Equipment and sites included in the Assets may contain hazardous materials, including asbestos and naturally occurring radioactive material (“NORM”). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Properties or included in the Assets may contain hazardous materials, including asbestos and NORM. Hazardous materials, including asbestos and NORM, may have come into contact with various environmental media, including water, soils, or sediment. Notwithstanding anything to the contrary in this Section 3.4 or elsewhere in this Agreement, Seller makes no, and hereby disclaims any, representation or warranty, express or implied, with respect to the presence or absence of NORM, asbestos, mercury, drilling fluids and chemicals, and produced waters and Hydrocarbons in or on the Properties or Equipment.

3.5 Environmental Defects. As used in this Agreement, the term “Environmental Defect” means any condition, matter, obligation, or circumstance with respect to any given Asset that constitutes, or arises from, a breach of Environmental Law or that is soil, water, or groundwater contamination in excess of standards permitted under Environmental Law; provided, however, that the term “Environmental Defect” shall not include (i) current obligations to plug or abandon any well, (ii) NORM that does not meet or exceed actionable levels of contamination, or (iii) the matters that are disclosed on Schedule 3.5.

3.6 Notice of Title and Environmental Defects and Benefits; Adjustment.

(a) To assert a claim arising out of a Title Defect, Purchaser must deliver a defect claim notice or notices to Seller on or before January 27, 2017 at 5:00 p.m. local time in Houston, Texas (the “Defect Claim Date”). Each such notice shall be in writing and shall include:

(i) a description of the alleged Title Defect(s);

(ii) the Property affected;

(iii) the Allocated Value of the Property subject to the alleged Title Defect(s);

(iv) copies of supporting documents reasonably necessary for Seller (as well as any attorney or examiner hired by Seller) to verify the existence of the alleged Title Defect(s); and

(v) Purchaser’s good faith reasonable estimate of the Title Defect Amount attributable to such individual alleged Title Defect and the computations and information upon which Purchaser’s estimate is based.

WITHOUT LIMITATION OF PURCHASER’S RIGHTS PURSUANT TO THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT AND BILL OF SALE, PURCHASER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL TITLE DEFECTS OR OTHER DEFICIENCIES OR DEFECTS IN SELLER’S TITLE TO THE PROPERTIES (AND ANY ADJUSTMENTS TO THE UNADJUSTED PURCHASE PRICE ATTRIBUTABLE THERETO) FOR WHICH SELLER HAS NOT RECEIVED, ON OR BEFORE THE DEFECT CLAIM DATE, A VALID TITLE DEFECT CLAIM NOTICE THAT SATISFIES ALL OF THE CONDITIONS AND REQUIREMENTS SET FORTH IN THIS SECTION 3.6(A).

(b) Should either Party discover any Title Benefit on or before the Defect Claim Date, such Party shall, as soon as practicable, but in any case by the Defect Claim Date, deliver to Purchaser a notice including:

(i) a description of the alleged Title Benefit;

(ii) the Property affected;

(iii) the Allocated Value of the Property subject to such alleged Title Benefit;

(iv) copies of supporting documents reasonably necessary for the other Party (as well as any attorney or examiner hired by such Party) to verify the existence of the alleged Title Benefit; and

(v) such Party’s good faith reasonable estimate of the Title Benefit Amount attributable to such individual alleged Title Benefit and the computations and information upon which such Party’s estimate is based.

SELLER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL TITLE BENEFITS OF WHICH NO PARTY HAS RECEIVED ON OR BEFORE THE DEFECT CLAIM DATE A VALID BENEFIT CLAIM NOTICE THAT SATISFIES ALL OF THE CONDITIONS AND REQUIREMENTS SET FORTH IN THIS SECTION 3.6(B), EXCEPT TO THE EXTENT PURCHASER HAS FAILED TO GIVE A NOTICE WHICH IT WAS OBLIGATED TO GIVE UNDER THIS SECTION 3.6(B).

(c) To assert a claim for an Environmental Defect, Purchaser must, on or before the Defect Claim Date, deliver to Seller one or more notices relating to Environmental Defects, which notices shall be in writing and shall include:

(i) a description of the Environmental Defect, including the specific provisions of the Environmental Laws alleged to be violated and the facts that substantiate such alleged violation;

(ii) the Assets affected;

(iii) such supporting documentation and Environmental Information as is reasonably necessary for Seller (as well as any consultant hired by Seller) to evaluate the existence of the alleged Environmental Defects; and

(iv) Purchaser’s good faith reasonable estimate of the Environmental Defect Amount attributable to such individual alleged Environmental Defect and the computations and information upon which Purchaser’s estimate is based.

WITHOUT LIMITATION OF PURCHASER’S RIGHTS SET FORTH IN SECTION 11.3(B)(III) WITH RESPECT TO SECTION 4.15 AND SECTION 11.3(B)(I) WITH RESPECT TO SECTION 11.2(G), PURCHASER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL ENVIRONMENTAL DEFECTS AND OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF THE PROPERTIES (AND ANY ADJUSTMENTS TO THE UNADJUSTED PURCHASE PRICE ATTRIBUTABLE THERETO) FOR WHICH SELLER HAS NOT RECEIVED ON OR BEFORE THE DEFECT CLAIM DATE A VALID ENVIRONMENTAL DEFECT CLAIM NOTICE THAT SATISFIES ALL OF THE CONDITIONS AND REQUIREMENTS SET FORTH IN THIS SECTION 3.6(C).

(d) Purchaser agrees to provide written notification to Seller of any Title Defects, Title Benefits or Environmental Defects discovered by Purchaser, as soon as reasonably practicable after discovery thereof. Such written notification shall be preliminary and general in nature and need not conform to the notice provisions set forth in Sections 3.6(a), 3.6(b) and 3.6(c); provided, however, the Parties shall be obligated, upon notification from Seller, to discuss any matter set forth in any such written notification delivered hereunder. Further, Purchaser agrees to cooperate with Seller in reviewing and commenting on any curative materials provided by Seller (or Seller’s representatives) to Purchaser with respect to potential Title Defects and Environmental Defects of which Seller is made aware of prior to Closing. Failure to comply with this Section 3.6(d) shall not be deemed a waiver of any of Purchaser’s rights hereunder with respect to such Title Defects, Title Benefits or Environmental Defects.

3.7 Cure; Removal.

(a) Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, risk, and expense, to cure or remove, on or before ninety (90) days after the Closing Date (the “Cure Date”), any alleged Title Defects or Environmental Defects of which Seller has been advised by Purchaser pursuant to Section 3.6(a) or 3.6(c). To exercise such cure right Seller shall provide written notice to Purchaser of its intent to attempt to cure such alleged Title Defects or Environmental Defects on or before 5:00 p.m. local time in Houston, Texas on the date that is at least five (5) Business Days prior to the Closing Date. With respect to any Title Defect or Environmental Defect that Seller elects to cure pursuant to this Section 3.7(a), the Title Defect Amounts and Environmental Defect Amounts with respect to such Title Defect or Environmental Defect shall be addressed as provided in Section 3.8(e) for purposes of Closing and thereafter any adjustment required under Section 3.8(a) with respect thereto shall be made pursuant to Section 3.8(f). The election by Seller to attempt to cure one or more of such alleged Title Defects or Environmental Defects shall not affect the rights and obligations of the Parties under Section 3.10 with respect to dispute resolution. Seller’s election to attempt cure an alleged Title Defect or Environmental Defect shall not constitute a waiver of any of the rights of Seller pursuant to this Article 3, including Seller’s right to dispute the existence, nature, or value of such Title Defect or Environmental Defect.

(b) With respect to any Title Defect or Environmental Defect which Seller has elected to attempt to cure pursuant to Section 3.7(a) above, subject to the determination by the Title Arbitrator or Environmental Arbitrator, as applicable, of the existence or Title Defect Amount or Environmental Defect Amount with respect to such a Title Defect or Environmental Defect, to the extent any such Title Defect or Environmental Defect is cured by Seller on or before the Cure Date, the amount of any previous deduction from the Unadjusted Purchase Price for such Title Defect or Environmental Defect shall be addressed as provided in Section 3.8(f).

(c) Any dispute relating to whether and to what extent a Title Defect or Environmental Defect has been cured shall be deemed to be a Disputed Matter and shall be resolved as set forth in Section 3.10, except that any such matter shall be submitted to the Title Arbitrator or Environmental Arbitrator, as applicable, on or before ten (10) Business Days after the Cure Date; provided, however, that any prior or concurrent determination by a Title Arbitrator or Environmental Arbitrator with respect to Title Defects or Environmental Defects (or factual or legal matters relating thereto, even if determined in connection with the resolution of an otherwise unrelated dispute) which Seller has elected to attempt to cure pursuant to Section 3.7(a) shall be binding on the Parties with respect to such Title Defect or Environmental Defect (or factual or legal matters relating thereto, even if determined in connection with the resolution of an otherwise unrelated dispute).

(d) Seller, with respect to part (i) of this paragraph (d), and Seller and Purchaser with respect to part (ii) of this paragraph (d), shall have the right to exclude an Asset from this Agreement if (i) Purchaser’s estimate of a Title Defect Amount, as set forth in a notice delivered in accordance with 3.6(a) or (ii) Purchaser’s Environmental Consultant’s estimate of the Environmental Defect Amount, as set forth in a notice delivered in accordance with 3.6(c), in each case, exceeds fifty percent (50%) of the Allocated Value of the Asset(s) affected thereby, in which case, (A) the affected Asset shall not be conveyed to Purchaser at Closing, (B) the Unadjusted Purchase Price shall be reduced at Closing by the Allocated Value of such Asset, (C) such Asset shall be deemed to be deleted from Exhibit A-1, Exhibit A-2 and/or Exhibit A-5 attached hereto and added to Schedule 1.3 attached hereto and (D) such Asset shall constitute an Excluded Asset for all purposes hereunder

3.8 Adjustment for Title Defects and Benefits and Environmental Defects.

(a) With respect to each Property affected by Title Defects or Environmental Defects reported under Section 3.6(a) or 3.6(c), such Property shall be assigned at Closing subject to all uncured Title Defects and Environmental Defects, and the Purchase Price shall be reduced by (i) in the case of Title Defects, an amount determined pursuant to Section 3.9(a) (the “Title Defect Amount”), and (ii) in the case of an Environmental Defect, an amount determined pursuant to Section 3.9(c) (the “Environmental Defect Amount”), in each case as provided in Sections 3.8(d), 3.8(e) and 3.8(f), as applicable.

(b) With respect to each Property affected by Title Benefits reported under Section 3.6(b), the Unadjusted Purchase Price shall be increased for each Title Benefit by an amount as determined pursuant to Section 3.9(b) (the “Title Benefit Amount”), in each case as provided in Sections 3.8(d), 3.8(e) and 3.8(f), as applicable.

(c) Seller and Purchaser shall attempt to agree upon all the existence of any Title Defects, Title Benefits or Environmental Defects reported pursuant to Sections 3.6(a), 3.6(b) and 3.6(c) above, as applicable, and any corresponding Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts on or before the Closing Date. If Seller and Purchaser are unable to agree by the Closing Date, then, subject to Section 3.7, the Title Defects, Title Benefits, Environmental Defects, reported pursuant to Sections 3.6(a), 3.6(b) and 3.6(c), as applicable, and any corresponding Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts which are then in dispute (each a “Disputed Matter”) shall be exclusively and finally resolved by arbitration pursuant to Section 3.10(a) with respect to Disputed Matters concerning Title Defects, Title Benefits, Title Defect Amounts and/or Title Benefit Amounts, and Section 3.10(b) with respect to Disputed Matters concerning Environmental Defects and/or Environmental Defect Amounts.

(d) At Closing, the Unadjusted Purchase Price shall be adjusted (i) in accordance with Section 3.8(a) with respect to any Title Defects and Environmental Defects which (A) Seller has not elected to attempt to cure pursuant to Section 3.7(a) and (B) which are not Disputed Matters and (ii) in accordance with Section 3.8(b) with respect to any Title Benefits which are not Disputed Matters.

(e) At Closing, an amount equal to the sum of all Title Defect Amounts and Environmental Defect Amounts (as asserted in good faith by Purchaser in the applicable Title Defect notices and Environmental Defect notices in accordance with Sections 3.6(a) and 3.6(c)) related to (i) any Title Defects and Environmental Defects which Seller elects to attempt to cure pursuant to Section 3.7(a) or (ii) which are Disputed Matters (such aggregate amount, the “Defect Escrow Amount”), shall be deducted in the calculation of the Closing Payment, as provided in Section 8.4(a); and at the Closing, Purchaser shall deposit the Defect Escrow Amount into an escrow account established with Escrow Agent (the “Defect Escrow Account”). The Defect Escrow Amount shall be held, invested and disbursed in accordance with the terms of this Article 3 and the Escrow Agreement pending the curing or resolution of the applicable Title Defects and Environmental Defects. For the avoidance of doubt, the Defect Escrow Account shall be independent of and separate from the Escrow Account established for the Deposit and the Indemnity Escrow.

(f) After Closing the Purchase Price shall be adjusted for (i) any Title Defects and Environmental Defects which (A) Seller elects to attempt to cure pursuant to Section 3.7(a) and actually cures or (B) which are Disputed Matters and (ii) any Title Benefits which are Disputed Matters as provided in this Section 3.8(f). Within ten (10) Business Days after the determination of all Disputed Matters submitted to a Title Arbitrator or Environmental Arbitrator pursuant to Section 3.10(a) and Section 3.10(b), as applicable, the Parties shall, after giving effect to the limitations provided in Section 3.9, execute joint written instructions to the Escrow Agent instructing it to pay (i) to Purchaser, the sum of the Title Defect Amounts and Environmental Defect Amounts associated with (A) those Title Defects and Environmental Defects which Seller elected to attempt to cure pursuant to Section 3.7(a) which are not Disputed Matters and which are not fully cured as provided in Section 3.7 (provided however, if curative efforts by Seller mitigated an uncured Title Defect or Environmental Defect, the Title Defect Amount or Environmental Defect Amount associated with such Title Defect or Environmental Defect shall be revised pursuant to Section 3.9(a) or Section 3.9(c), as applicable) and (B) any Disputed Matters, determined in favor of Purchaser by the applicable Title Arbitrator or Environmental Arbitrator under Section 3.10(a) or Section 3.10(b), less any offsetting Title Benefits which are Disputed Matters and are determined in favor of Seller by the Title Arbitrator under Section 3.10(a) and (ii) to Seller, the remainder of Defect Escrow Amount. The Parties shall treat for Tax purposes, any amounts paid pursuant to this Section 3.8(f) as an adjustment to the Purchase Price and any payment made pursuant to this Section 3.8(f) shall be made by wire transfer of immediately available funds to a bank account or accounts to be designated in writing by the Party receiving such payment. Any post-Closing payment pursuant to this Section 3.8(f) shall bear interest from the Closing Date to the date of payment at the Agreed Rate (without duplication of interest at the Agreed Rate paid under any other provision of this Agreement).

(g) EXCEPT AS SET FORTH IN SECTION 4.15, SECTION 11.3(B)(I) WITH RESPECT TO SECTION 11.2(G), THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT AND BILL OF SALE, AND THE CONDITION TO CLOSING IN SECTION 7.2(D), THIS SECTION 3.8 SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHT AND REMEDY OF PURCHASER WITH RESPECT TO TITLE DEFECTS AND OTHER DEFICIENCIES IN TITLE TO THE ASSETS AND ANY ENVIRONMENTAL DEFECTS AND OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF THE PROPERTIES. IN THIS REGARD AND WITHOUT LIMITATION OF THE PRECEDING SENTENCE, IF PURCHASER, AS OF THE DEFECT CLAIM DATE, HAS KNOWLEDGE THAT A TITLE DEFECT OR OTHER DEFICIENCY IN TITLE TO THE ASSETS OR ENVIRONMENTAL DEFECT OR OTHER DEFECT OR DAMAGE RELATED TO THE ENVIRONMENTAL CONDITION OF THE PROPERTIES WHICH RESULTS FROM ANY MATTER WHICH COULD ALSO RESULT IN THE BREACH OF ANY REPRESENTATION OR WARRANTY OF SELLER AS SET FORTH IN ARTICLE 4 OF THE AGREEMENT (OTHER THAN SECTION 4.15), THEN PURCHASER SHALL ONLY BE ENTITLED TO ASSERT SUCH MATTER PRIOR TO THE DEFECT CLAIM DATE AS A TITLE DEFECT OR ENVIRONMENTAL DEFECT, AS APPLICABLE, IN EACH CASE, TO THE EXTENT PERMITTED BY THIS ARTICLE 3 AND SHALL BE PRECLUDED FROM ALSO ASSERTING SUCH MATTER AS THE BASIS OF THE BREACH OF ANY SUCH REPRESENTATION OR WARRANTY. FURTHER, WITHOUT LIMITING THE PRECEDING SENTENCES, EXCEPT AS PROVIDED IN SECTION 3.6(A) AND SECTION 3.6(C), PURCHASER RELEASES, REMISES, AND FOREVER DISCHARGES SELLER, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE MEMBERS, SHAREHOLDERS, INTEREST OWNERS, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO, OR ARISING OUT OF, ANY TITLE DEFECT, ENVIRONMENTAL DEFECT, OR OTHER DEFICIENCY IN TITLE TO, OR OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF, ANY ASSET.

3.9 Calculation of Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts.

(a) The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i) if Purchaser and Seller agree in writing upon the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Title Defect is a lien, encumbrance, or other charge which is liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to un conditionally remove the Title Defect from Seller’s interest in the affected Property;

(iii) if the Title Defect represents a discrepancy between (A) Seller’s aggregate ownership of Net Acres for any Lease and (B) the amount of Net Acres set forth for such Lease in Exhibit A-1 or Exhibit A-5 then the Title Defect Amount shall be the product of the Allocated Value of such Lease multiplied by a fraction, the numerator of which is the difference between the number of Net Acres owned by Seller in such Lease and the number of Net Acres set forth for such Lease in Exhibit A-1 or Exhibit A-5, as applicable, and the denominator of which is the Net Acres set forth for such Lease in Exhibit A-1 or Exhibit A-5, as applicable;

(iv) if the Title Defect represents a discrepancy between (A) the Seller’s Net Revenue Interest for any Property and (B) the Net Revenue Interest stated in Exhibit A-1, Exhibit A-2 or Exhibit A-5 for such Property, and for which there is not any change in the Seller’s Working Interest or Net Acre ownership for such Property from that set forth in Exhibit A-1, Exhibit A-2 or Exhibit A-5, as applicable, for such Property, as applicable, then the Title Defect Amount shall be the product of the Allocated Value of such Property multiplied by a fraction, the numerator of which is the decrease in Seller’s Net Revenue Interest and the denominator of which is Seller’s Net Revenue Interest stated on Exhibit A-1, Exhibit A-2 or Exhibit A-5 for such Property; provided, however, that if the Title Defect does not affect the Property throughout its entire productive life, the Title Defect Amount determined under this Section 3.9(a)(iv) shall be reduced to take into account the applicable time period only;

(v) if the Title Defect represents an obligation, encumbrance, burden, or charge upon, or other defect in title to, the affected Property of a type not described in subsections (i), (ii), (iii), or (iv) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Property so affected, the portion of Seller’s interest in the Property affected by the Title Defect, the legal effect of the Title Defect, the potential discounted economic effect of the Title Defect over the productive life of the affected Property, the values placed upon the Title Defect by Purchaser and Seller, the age of the factual matters causing or constituting the alleged Title Defect, the probability that title failure will occur with respect to any Title Defect that represents only a possibility of title failure, and such other factors as are necessary to make a proper evaluation;

(vi) if a Title Defect is reasonably susceptible of being cured, the Title Defect Amount shall be no greater than the reasonable cost and expense of curing such Title Defect;

(vii) the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder or for which Purchaser otherwise receives credit in the calculation of the Purchase Price; and

(viii) notwithstanding anything to the contrary in this Article 3:

(A) an individual claim for a Title Defect for which a valid claim notice is given prior to the Defect Claim Date shall only generate an adjustment to the Unadjusted Purchase Price under this Article 3 if the Title Defect Amount with respect thereto exceeds One Hundred Thousand Dollars ($100,000);

(B) the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any given Property shall not exceed the Allocated Value of such Property; and

(C) there shall be no adjustment to the Purchase Price for Title Defects unless and until the aggregate of all Title Defect Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(a)(viii)(A) exceeds two and one-half percent (2.5%) of the Unadjusted Purchase Price, and then only to the extent that such aggregate amount exceeds two and one-half percent (2.5%) of the Unadjusted Purchase Price.

(b) The Title Benefit Amount resulting from a Title Benefit shall be determined as follows:

(i) if Purchaser and Seller agree in writing upon the Title Benefit Amount, that amount shall be the Title Benefit Amount;

(ii) if the Title Benefit represents a discrepancy between (A) Seller’s aggregate Net Acre ownership in any Lease and (B) amount of Net Acres shown for such Lease in Exhibit A-1 or Exhibit A-5, then the Title Benefit Amount shall be the product of the Allocated Value of such Lease multiplied by a fraction, the numerator of which is difference between the number of Net Acres owned by Seller in such Lease and the number of Net Acres set forth for such Lease in Exhibit A-1 or Exhibit A-5, as applicable, and the denominator of which is the Net Acres set forth for such Lease in Exhibit A-1 or Exhibit A-5, as applicable;

(iii) if the Title Benefit represents a discrepancy between (A) the Net Revenue Interest for any Property and (B) the Net Revenue Interest stated with respect to such Property in Exhibit A-1, Exhibit A-2 or Exhibit A-5, the Title Benefit Amount shall be the product of the Allocated Value of the affected Property multiplied by a fraction, the numerator of which is the Net Revenue Interest increase and the denominator of which is the Net Revenue Interest stated in Exhibit A-1, Exhibit A-2 or Exhibit A-5 with respect to such Property; provided, however, that if the Title Benefit does not affect a Property throughout the entire productive life of the Property, the Title Benefit Amount determined under this Section 3.9(b)(iii) shall be reduced to take into account the applicable time period only;

(iv) if a Title Benefit represents a right, circumstance, or condition of a type not described in subsections (i), (ii) or (iii) above, the Title Benefit Amount shall be determined by taking into account the Allocated Value of the Property so affected, the portion of Seller’s interest in the Property so affected, the legal effect of the Title Benefit, the potential discounted economic effect of the Title Benefit over the productive life of any affected Property, the values placed upon the Title Benefit by Purchaser and Seller, and such other factors as are necessary to make a proper evaluation;

(v) notwithstanding anything to the contrary in this Article 3, an individual claim for a Title Benefit shall only generate an adjustment to the Unadjusted Purchase Price if the Title Benefit Amount with respect thereto exceeds One Hundred Thousand Dollars ($100,000); and

(vi) there shall be no adjustment to the Purchase Price for Title Benefits unless and until the aggregate of all Title Benefit Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(b)(v) exceeds two and one-half percent (2.5%) of the Unadjusted Purchase Price, and then only to the extent that such aggregate amount exceeds two and one-half percent (2.5%) of the Unadjusted Purchase Price.

(c) The Environmental Defect Amount resulting from an Environmental Defect shall be determined as follows:

(i) if Purchaser and Seller agree on the Environmental Defect Amount, that amount shall be the Environmental Defect Amount;

(ii) the Environmental Defect Amount shall include but shall not exceed the reasonable cost of the response required under Environmental Laws that addresses the applicable Environmental Defect applying Environmental Laws as of the Defect Claim Date in the most cost effective manner reasonably available and commercially reasonable and practical (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Assets (as currently operated) and any potential material additional costs or liabilities that may likely arise as a result of such response);

(iii) the Environmental Defect Amount with respect to an Environmental Defect shall be determined without duplication of any costs or losses included in another Environmental Defect Amount or adjustment to the Purchase Price hereunder; and

(iv) notwithstanding anything to the contrary in this Article 3:

(A) an individual claim for an Environmental Defect for which a valid claim notice is given prior to the Defect Claim Date shall only generate an adjustment to the Unadjusted Purchase Price if the Environmental Defect Amount with respect thereto exceeds One Hundred Thousand Dollars ($100,000) (for avoidance of doubt the value of any single Environmental Defect that affects multiple Properties may be aggregated across such multiple Properties for purposes of determining if this amount has been met); and

(B) there shall be no adjustment to the Unadjusted Purchase Price for Environmental Defects unless and until the aggregate of all Environmental Defect Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(c)(iv)(A) exceeds two and one-half percent (2.5%) of the Unadjusted Purchase Price, and then only to the extent that such aggregate amount exceeds two and one-half percent (2.5%) of the Unadjusted Purchase Price.

3.10 Dispute Resolution.

(a) Except as provided in Section 3.7(c), with respect to any Disputed Matter concerning Title Defects, Title Benefits, Title Defect Amounts and/or Title Benefit Amounts (“Disputed Title Matters”), on or before a date that is ten (10) Business Days following the Closing Date, Purchaser shall submit all remaining Disputed Title Matters to a title attorney with at least ten (10) years’ experience in oil and gas titles in the state in which the applicable Property or Properties are located, as selected by mutual agreement of Purchaser and Seller (the “Title Arbitrator”). If Purchaser and Seller have not agreed upon a Person to serve as Title Arbitrator during such ten (10) Business Day period, Purchaser shall, within five (5) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Title Arbitrator and submit such Disputed Title Matters along with such application. The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute other than the payment of the Title Arbitrator’s fees and expenses incurred as Title Arbitrator. With respect to any Disputed Title Matters which Purchaser has not submitted to the Title Arbitrator or the Houston, Texas office of the American Arbitration Association, as applicable, within the relevant time periods set forth above (or, with respect to Disputed Title Matters concerning Title Defects Seller has elected to attempt to cure pursuant to Section 3.7(a), the date set forth in Section 3.7(c)), Purchaser shall be deemed to have waived its dispute of such Disputed Title Matters, as applicable.

(b) Except as provided in Section 3.7(c), with respect to any Disputed Matter concerning Environmental Defects and Environmental Defect Amounts (“Disputed Environmental Matters”), on or before a date that is ten (10) Business Days following the Closing Date, Purchaser shall submit all remaining Disputed Environmental Matters to a reputable environmental consultant with at least ten (10) years’ experience in corrective environmental action regarding oil and gas properties in the state in which the applicable Property or Properties are located, as selected by mutual agreement of Purchaser and Seller (the “Environmental Arbitrator”). If Purchaser and Seller have not agreed upon a Person to serve as Environmental Arbitrator during such ten (10) Business Day period, Purchaser shall, within five (5) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Environmental Arbitrator and submit such Disputed Environmental Matters along with such application. The Environmental Arbitrator shall not have worked as an employee or outside consultant for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute other than the payment of the Environmental Arbitrator’s fees and expenses incurred as Environmental Arbitrator. With respect to any Disputed Environmental Matters which Purchaser has not submitted to the Environmental Arbitrator or the Houston, Texas office of the American Arbitration Association, as applicable, within the relevant time periods set forth above (or, with respect to Disputed Environmental Matters concerning Environmental Defects Seller has elected to attempt to cure pursuant to Section 3.7(a), the date set forth in Section 3.7(c)), Purchaser shall be deemed to have waived its dispute of such Disputed Environmental Matters, as applicable.

(c) In each case above, the arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 3.10. The Title Arbitrator’s or Environmental Arbitrator’s determination, as applicable, shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making their respective determinations, the Title Arbitrator and the Environmental Arbitrator shall be bound by the provisions of this Article 3 and may consider such other matters as, in the opinion of the Title Arbitrator or Environmental Arbitrator (as applicable), are necessary or helpful to make a proper determination. The Title Arbitrator and Environmental Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including petroleum engineers. The Title Arbitrator and Environmental Arbitrator shall act as experts for the limited purpose of determining the specific Disputed Matters submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear their own legal fees and other costs of presenting their respective cases to any Title Arbitrator or Environmental Arbitrator pursuant to this Section 3.10. Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator and Environmental Arbitrator, and Seller shall be responsible for the remaining one-half of the costs and expenses.

3.11 Notice to Holders of Consent and Preferential Purchase Rights. No later than three (3) Business Days after the date hereof, Seller shall prepare and send (a) notices to the holders of any consents to the assignment of the Assets (including to the holders of Material Consents to assignment that are set forth on Schedule 4.8 but excluding any consent or approval of Governmental Authorities customarily obtained after Closing) requesting consents to the transactions contemplated by this Agreement and (b) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 4.8 in compliance with the terms of such rights and requesting waivers of such rights. Seller shall use commercially reasonable efforts to obtain the consents and waivers described in this Section 3.11; provided that Seller shall not be required to make any payments or undertake any material obligations for the benefit of the holders of such rights in order to obtain the consents and waivers. Purchaser shall use commercially reasonable efforts to cooperate with Seller in seeking to obtain such consents, approvals, permissions, and waivers.

3.12 Consent Requirements.

(a) Unless the Parties otherwise agree, in no event shall there be transferred at Closing any Asset for which a Material Consent has not been obtained prior to Closing. Seller shall deliver a written notice to Purchaser on or before five (5) Business Days prior to Closing setting forth each Material Consent requirement which, as of such date, has not been satisfied or waived.

(b) In cases in which the Asset subject to such an un-obtained Material Consent is an Asset other than a Property, and Purchaser is assigned the Property or Properties to which such Asset relates, but such Asset is not transferred to Purchaser due to the un-waived Material Consent requirement, the Parties shall continue after Closing to use commercially reasonable efforts to obtain the Material Consent so that such Asset can be transferred to Purchaser upon receipt of the Material Consent, and, if permitted pursuant to applicable Law and agreement, such Asset shall be held by Seller for the benefit of Purchaser, Purchaser shall pay all amounts due thereunder or with respect thereto, and Purchaser shall be responsible for the performance of any obligations under or with respect to such Asset to the extent that Purchaser has been transferred the Assets necessary to such performance until the applicable Material Consent is obtained. Notwithstanding the foregoing, Seller shall not be required to make any payments or undertake any material obligations for the benefit of the holders of any un-obtained Material Consents subject to this Section 3.12(b).

(c) In cases in which the Asset subject to such a Material Consent requirement is a Property and the Material Consent to the transfer of such Property is not obtained by Closing, either Party may elect to exclude the Property subject to such Material Consent and, subject to the remainder of this Section 3.12(c), (i) the affected Property shall not be conveyed to Purchaser at Closing, (ii) the Unadjusted Purchase Price shall be reduced at Closing by the Allocated Value of such Property, (iii) such Property shall be deemed to be deleted from Exhibit A-1, Exhibit A-2 and/or Exhibit A-5 attached hereto and added to Schedule 1.3 attached hereto and (iv) such Property shall constitute an Excluded Asset for all purposes hereunder. If any such Material Consent requirement with respect to which an adjustment to the Unadjusted Purchase Price is made under Section 2.3(b) is subsequently satisfied prior to the date of the final adjustment to the Unadjusted Purchase Price under Section 8.4(b) or Section 8.4(c), (A) Seller shall, promptly after such Material Consent requirement is satisfied, convey the applicable Property to Purchaser, (B) the Parties shall deliver all instruments and documents that would have been required under the terms hereof to be delivered at Closing with respect to such Properties at Closing; (C) Purchaser shall, simultaneously with the conveyance of the applicable Property, pay the amount of any previous deduction from the Unadjusted Purchase Price (subject to all other applicable adjustments with respect to such Property (or portion thereof) under this Agreement, calculated for the period from and after the Effective Date to the date of the conveyance) to Seller with interests at the Agreed Rate from Closing, and (D) such Property shall no longer be deemed to be (x) deleted from Exhibit A-1, Exhibit A-2 and/or Exhibit A-5 attached hereto, (y) added to Schedule 1.3 attached hereto and (z) an Excluded Asset for any purposes hereunder.

3.13 Preferential Purchase Rights.

(a) Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Section 8.1 on the dates set forth herein. The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset, adjusted as set forth herein.

(b) If any preferential right to purchase any Asset is validly exercised prior to Closing, (i) the affected Asset shall not be conveyed to Purchaser at Closing, (ii) the Unadjusted Purchase Price shall be reduced by the Allocated Value of such Asset, (iii) such Asset shall be deemed to be deleted from the Exhibits attached hereto and added to Schedule 1.3 attached hereto, (iv) such Asset shall constitute an Excluded Asset for all purposes hereunder, and (v) Seller shall convey the affected Asset to the preferential right holder on the terms and provisions set out in the applicable preferential right provision and shall be entitled to the consideration paid by such holder.

(c) Should a third Person fail to validly exercise or waive its preferential right to purchase as to any portion of the Assets prior to Closing, and the time for exercise or waiver has not yet expired by Closing, then (i) such Assets (or portions thereof) shall not be conveyed to Purchaser at Closing, (ii) the Unadjusted Purchase Price shall be reduced by the Allocated Value of each such Asset (or portion thereof); (iii) each such affected Asset (or portion thereof) shall be subject to the remainder of this Section 3.13(c) and Section 3.13(d), and (iv) Seller shall continue to use commercially reasonable efforts (without the obligation to make any payments or undertake any obligations for the benefit of the holders of such preferential rights to purchase) to obtain the waiver of the preferential purchase right and shall continue to be responsible for the compliance therewith. Should the holder of the preferential purchase right validly exercise the same after Closing, (A) such affected Asset shall be deemed to be deleted from the Exhibits attached hereto and added to Schedule 1.3 attached hereto, (B) such Asset (or portion thereof) shall constitute an Excluded Asset for all purposes hereunder, and (C) Seller shall convey the affected Asset (or portion thereof) to the preferential right holder on the terms and provisions set out in the applicable preferential right provision and Seller shall be entitled to the consideration paid by such holder.

(d) In the event that, after Closing, a preferential purchase right with respect to an Asset (or portion thereof) not conveyed to Purchaser at Closing pursuant to Section 3.13(c) is waived or the time for exercise of such right has expired pursuant to its terms without exercise by the holder thereof, (i) Purchaser shall purchase the affected Asset (or portion thereof) on the terms set forth in this Agreement at a delayed closing which shall occur within ten (10) Business Days following the date on which Seller obtains such waiver, or the time period for exercising the applicable preferential right has expired (which date shall, with respect to such Asset, or portion thereof, be considered to be the Closing Date), (ii) the Parties shall deliver all instruments and documents that would have been required under the terms hereof to be delivered at Closing with respect to such Asset at such delayed Closing; and (iii) Purchaser shall, simultaneously with the conveyance of the applicable Asset (or portion thereof), pay the amount of any previous deduction from the Unadjusted Purchase Price (subject to all other applicable adjustments with respect to such Property under this Agreement) to Seller with interest at the Agreed Rate from the Closing Date, and (iv) such Asset shall no longer be (A) deemed to be deleted from the Exhibits attached hereto, (B) added to Schedule 1.3 attached hereto (C) an Excluded Asset for any purposes hereunder. Purchase Price adjustments calculated in the same manner as the adjustments in Section 2.3 with respect to the affected Asset (or portion thereof), if any, shall be calculated from the period from and after the Effective Date to the date of the conveyance, and the net amount of such adjustment, if positive, shall be paid by Purchaser to Seller, and, if negative, by Seller to Purchaser.

3.14 Limitations on Applicability. Except as set forth in Section 4.15, Section 11.3(b)(i) with respect to Section 11.2(g), the Special Warranty of Title in the Assignment and Bill of Sale, and the condition to Closing in Section 7.2(d), Purchaser’s rights with respect to Title Defects and Environmental Defects shall terminate as of the Defect Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of Purchaser’s rights under Section 3.8 with respect to any Environmental Defect or Title Defect claim properly reported on or before the Defect Claim Date. Seller’s rights with respect to Title Benefits shall terminate as of the Defect Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of Seller’s rights under Section 3.8 with respect to any Title Benefit claim properly reported on or before the Defect Claim Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the provisions of this Article 4, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Sections 4.1 through 4.15.

4.1 Seller.

(a) Development is a limited liability company duly organized, validly existing, and in good standing under the Laws of the state of Delaware and is duly qualified to conduct business in the State of Texas.

(b) Development has the power to enter into and perform this Agreement (and all documents required to be executed and delivered by Development at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(c) The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Development at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Development. This Agreement has been duly executed and delivered by Development (and all documents required to be executed and delivered by Development at Closing shall be duly executed and delivered by Development), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of Development, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d) Except (y) as disclosed on Schedule 4.8 and (z) as may result from any facts or circumstances relating solely to Purchaser or its Affiliates and assuming all consents, approvals, authorizations, filings, notifications and other actions disclosed on Schedule 4.8 have been made or obtained, the execution, delivery and performance of this Agreement by Development, and the consummation of the transactions contemplated by this Agreement do not (i) violate any provision of the certificate of incorporation or formation or the limited liability company agreement or bylaws, as applicable, of Development, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any agreement, contract, commitment, license, note, bond, mortgage, indenture, or other instrument to which Development is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to Development as a party in interest, or (iv) violate any Laws applicable to Development, except any matters described in clauses (ii), (iii), or (iv) above that would not have a Material Adverse Effect.

(e) Upstream is a limited liability company duly organized, validly existing, and in good standing under the Laws of the state of Delaware and is duly qualified to conduct business in the State of Texas.

(f) Upstream has the power to enter into and perform this Agreement (and all documents required to be executed and delivered by Upstream at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(g) The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Upstream at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Upstream. This Agreement has been duly executed and delivered by Upstream (and all documents required to be executed and delivered by Upstream at Closing shall be duly executed and delivered by Upstream), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of Upstream, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(h) Except (y) as disclosed on Schedule 4.8 and (z) as may result from any facts or circumstances relating solely to Purchaser or its Affiliates and assuming all consents, approvals, authorizations, filings, notifications and other actions disclosed on Schedule 4.8 have been made or obtained, the execution, delivery and performance of this Agreement by Upstream, and the consummation of the transactions contemplated by this Agreement do not (i) violate any provision of the certificate of incorporation or formation or the limited liability company agreement or bylaws, as applicable, of Upstream, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any agreement, contract, commitment, license, note, bond, mortgage, indenture, or other instrument to which Upstream is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to Upstream as a party in interest, or (iv) violate any Laws applicable to Upstream, except any matters described in clauses (ii), (iii), or (iv) above that would not have a Material Adverse Effect.

(i) Midstream is a limited liability company duly organized, validly existing, and in good standing under the Laws of the state of Delaware and is duly qualified to conduct business in the State of Texas.

(j) Midstream has the power to enter into and perform this Agreement (and all documents required to be executed and delivered by Midstream at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(k) The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Midstream at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Midstream. This Agreement has been duly executed and delivered by Midstream (and all documents required to be executed and delivered by Midstream at Closing shall be duly executed and delivered by Midstream), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of Midstream, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(l) Except (y) as disclosed on Schedule 4.8 and (z) as may result from any facts or circumstances relating solely to Purchaser or its Affiliates and assuming all consents, approvals, authorizations, filings, notifications and other actions disclosed on Schedule 4.8 have been made or obtained, the execution, delivery and performance of this Agreement by Midstream, and the consummation of the transactions contemplated by this Agreement do not (i) violate any provision of the certificate of incorporation or formation or the limited liability company agreement or bylaws, as applicable, of Midstream, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any agreement, contract, commitment, license, note, bond, mortgage, indenture, or other instrument to which Midstream is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to Midstream as a party in interest, or (iv) violate any Laws applicable to Midstream, except any matters described in clauses (ii), (iii), or (iv) above that would not have a Material Adverse Effect.

4.2 Litigation. Except as set forth on Schedule 4.2: (a) there are no actions, suits, or proceedings pending, or, to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator with respect to the business conducted by Seller with respect to the Assets; and (b) there are no actions, suits, or proceedings pending, or, to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator against Seller or its Affiliates, which are reasonably likely to impair or delay materially Seller’s ability to perform its obligations under this Agreement. Notwithstanding the foregoing, Seller makes no representation or warranty in this Section 4.2 as to any proceedings, actions, claims, suits, investigations, and inquiries by or before any Governmental Authority, or any judgments, orders, writs, injunctions or decrees which are, or contain issues, of broad applicability to, or which affect, the Hydrocarbon exploration and production industry, including any state or federal rulemaking or similar proceeding, action, claim suit, investigation or inquiry by any Governmental Authority of general applicability and any petition for review or appeal thereof, other than any such proceeding, action, claim, suit, investigation, or inquiry in which Seller is a named party.

4.3 Taxes and Assessments. Except as disclosed on Schedule 4.3:

(a) all Asset Taxes that have become due and payable have been duly and timely paid, and all Tax Returns required to be filed by Seller with respect to such Asset Taxes have been duly and timely filed;

(b) there is not currently in effect any extension or waiver of any statute of limitations in any jurisdiction regarding the assessment or collection of any Asset Tax;

(c) there are no liens (other than Permitted Encumbrances) on any of the Assets attributable to unpaid Taxes;

(d) no audit, litigation or other proceeding with respect to Asset Taxes has been commenced by Seller or is presently pending, and Seller has not received written notice of any pending claim against it from any applicable Governmental Authority for assessment of Asset Taxes and, to Seller’s knowledge, no such claim has been threatened; and

(e) none of the Assets is subject to any Tax partnership agreement or is otherwise treated as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

4.4 Compliance with Laws. Except with respect to Environmental Laws and Tax Laws, and except as disclosed on Schedule 4.4, (a) Seller’s ownership, use and operation of the Assets is in compliance with all applicable Laws, except such failures to comply as would not individually or in the aggregate, have a Material Adverse Effect and (b) to Seller’s knowledge all necessary and material permits, licenses, approvals, consents, certificates, and other authorizations with respect to the ownership, use and operation of the Assets have been obtained and maintained in full force and effect in all respects.

4.5 Contracts. Schedule 4.5 lists all Material Contracts as of the date hereof. Except as disclosed on Schedule 4.5, neither Seller, nor, to Seller’s knowledge, any other Person, is in material default under any Material Contract, or with the passage of time, the giving of notice, or both, would be in material breach or material default under any such Material Contract. Except as disclosed on Schedule 4.5, all Material Contracts are in full force and effect and constitute the valid and binding obligation of Seller, and to Seller’s knowledge, the other parties thereto, and are enforceable in accordance with their respective terms. Except as disclosed on Schedule 4.5, no written notice of default or breach has been received or delivered by Seller under any Material Contract, the resolution of which is outstanding as of the date hereof, and there are no current notices received by Seller of the exercise of any premature termination, price redetermination, market-out, or curtailment of any Material Contract.

4.6 Payments for Production. Seller is not obligated by virtue of a take-or-pay payment, advance payment, or other similar payment (other than royalties, overriding royalties, similar arrangements established in the Leases or reflected on Exhibit A-1, Exhibit A-2 or Exhibit A-5, minimum throughput commitments, imbalances covered by Section 4.7, and gas balancing agreements or other agreements relating to any of the foregoing), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to Seller’s interest in the Properties at some future time without receiving payment therefor at or after the time of delivery.

4.7 Imbalances. Except as set forth on Schedule 4.7, as of the date set forth on Schedule 4.7, Seller does not have production, transportation, plant, or other imbalances with respect to production from the Properties.

4.8 Material Consents and Preferential Purchase Rights. Except as set forth on Schedule 4.8, there are no preferential rights to purchase, rights of first refusal, rights of first offer, tag-along rights or required third Person Material Consents which may be applicable to the sale of the Properties by Seller as contemplated by this Agreement.

4.9 Liability for Brokers’ Fees. Purchaser shall not, directly or indirectly, have any responsibility, liability, or expense as a result of undertakings or agreements of Seller for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

4.10 Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to Seller’s knowledge, threatened against Seller (whether by Seller or a third Person). Immediately prior to, and immediately subsequent to, the Closing, (a) Seller will not have incurred, nor does it intend to or believe that it will incur, debts (including contingent obligations) beyond its ability to pay such debts as such debts mature or come due (taking into account the timing and amounts of cash to be received from any source, and amounts to be payable on or in respect of debts), (b) the amount of cash available to Seller after taking into account all other anticipated uses of funds is anticipated to be sufficient to pay all such amounts on or in respect of debts, when such amounts are required to be paid, and (c) Seller will have sufficient capital with which to conduct its business.

4.11 Wells and Equipment; Suspense Accounts; Personal Property; Gathering System.

(a) Except as set forth on Schedule 4.11, all Wells have been drilled and completed within the limits permitted by all applicable Leases; no Well is subject to penalties on allowables after the Effective Date because of any overproduction or any other violation of Laws; and there are no Wells, platforms, or other Equipment located on the Assets that Seller is obligated as of the Effective Date by any Laws to plug, dismantle, or abandon;

(b) Except as set forth on Schedule 4.11, or as would not, individually or in the aggregate have a Material Adverse Effect, all currently producing Wells (and related Equipment) are in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted;

(c) To Seller’s knowledge, except as shown on Schedule 4.11, there are currently pending no written request or written demands received by Seller for payments or adjustments of payments, or performance pursuant to obligations under the Leases. Schedule 4.11 lists, as of the date set forth on Schedule 4.11, all funds held in suspense (including funds held in suspense for unleased interests) by Seller or its Affiliates that are attributable to the Assets (the “Suspense Amounts”), a description of the source of the Suspense Amounts and the reason they are being held in suspense and, if known, the name or names of the persons claiming the Suspense Amounts or to whom the Suspense Amounts are owed;

(d) Seller has good and marketable title to, or valid rights to lease or otherwise use, all items of personal property that are included in the Assets, in each case free and clear of all liens, encumbrances, obligations, or defects, other than Permitted Encumbrances; and

(e) The Surface Fee Estates, Rights of Way and other real property interests of Seller that are part of the Gathering System constitute all of the real property used in, or reasonably necessary for, the conduct of the business of the Seller with respect to the Gathering System, as conducted by Seller on the date hereof, except as would not, individually or in the aggregate, have, or reasonably be expected to have, a material adverse impact on the Seller’s ability to conduct its business with respect to the Gathering System as conducted by Seller on the date hereof.

4.12 Non-Consent Operations. Except as set forth on Schedule 4.12 or Exhibit A-2, Seller has not elected not to participate in any operation or activity proposed with respect to the Properties which could result in any of Seller’s interest in such Properties becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity.

4.13 Outstanding Capital Commitments; Payout Balances. Except as set forth on Schedule 4.13, as of the Execution Date, there are no outstanding authorities for expenditure which are binding on the Properties and which Seller reasonably anticipates will individually require expenditures by the owner of the Properties after the Closing Date in excess of One Hundred Thousand Dollars ($100,000), net to the interest of Seller. Except as set forth on Schedule 4.13, none of the Leases require Seller or its successor in interest to drill any obligation wells during the period of time after the Effective Date or include any continuous drilling or continuous operation requirements that will require continuous drilling or continuous operations during the period of time after the Effective Date (other than customary requirements that operations be conducted to continue a Lease beyond its primary term). To Seller’s knowledge, as of the date of this Agreement, the payout balance for each Well is materially reflected in Schedule 4.13 as of the respective date shown thereon.

4.14 Hedges; Bonds and Credit Support. There are no futures, options, swaps, or other derivatives with respect to the sale of Hydrocarbons from the Assets that will be binding on the Assets after Closing. Schedule 4.14 lists all bonds, letters of credit and other similar credit support instruments maintained by Seller and its affiliates with any Governmental Authority or other third Person with respect to the Assets.

4.15 Environmental. Except as set forth in Schedule 4.15:

(a) Seller has not entered into any agreements, consents, orders, decrees or judgments of any Governmental Authority, that are in existence as of the Execution Date, that are based on any Environmental Laws and that relate to the current or future use of any of the Assets;

(b) as of the Execution Date, Seller has not received written notice from any Person of any release or disposal of any Hazardous Substance with respect to the Assets that would reasonably be expected to: (i) interfere with or prevent compliance by Seller with any Environmental Law or the terms of any license or permit issued pursuant thereto; or (ii) give rise to or result in any common Law or other liability of Seller to any Person that, in the case of either clause (i) or (ii) hereof, would reasonably be expected have a Material Adverse Effect;

(c) to Seller’s knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) no condition on or with respect to the Assets exists that would constitute a violation of, or require remediation, or result in liability under, Environmental Laws; and (ii) all material permits, licenses, approvals, consents, certificates and other authorizations required by Environmental Laws with respect to the ownership, use or operation of the Assets have been properly obtained and have been and are being maintained in full force and effect;

(d) to Seller’s knowledge, Seller has made available to Purchaser any and all material environmental reports, studies, audits, records, sampling date, site assessments, risk assessments, economic models and similar documents with respect to the businesses and assets currently or formerly owned, operated, leased or in the possession or control of Seller related to the Assets; and

(e) Without limitation of Section 3.4(c), this Section 4.15 constitutes Seller’s sole representation and/or warranty regarding the environmental condition of, or any of or the Seller’s compliance with, or violation of, Environmental Laws regarding the Assets or the Seller’s business with respect to the Assets.

4.16 Limitations.

(a) Except as and to the extent expressly set forth in this Article 4, the Assignment and Bill of Sale, or in the certificate of Seller to be delivered pursuant to Section 8.2(f), (i) Seller makes no representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants, or representatives (including any opinion, information, projection, or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative, or advisor of Seller or any of its or their Affiliates).

(b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 4, IN THE ASSIGNMENT AND BILL OF SALE, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(F), SELLER MAKES NO, AND HEREBY EXPRESSLY DISCLAIMS, ANY REPRESENTATION OR

WARRANTY, EXPRESS, IMPLIED, OR STATUTORY AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER, OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OF SELLER, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY, OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL, OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (VI) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES, OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (X) COMPLIANCE WITH ANY ENVIRONMENTAL LAW OR THE ENVIRONMENTAL CONDITION OF ANY OF THE ASSETS, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE TO ENTER INTO THIS AGREEMENT. SELLER AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

(c) Notwithstanding anything to the contrary contained in this Agreement, any representations and warranties that are contained in this Article 4 with respect to the Additional Leases are limited to the actual knowledge of Seller.

(d) Any representation “to the knowledge of Seller” or “to Seller’s knowledge” is limited to matters within the actual knowledge, after reasonable due inquiry, of the individuals identified on Schedule 4.16.

(e) Any representation of Seller in this Article 4 that relates to Properties in which Seller is a non-operator under a joint operating agreement or similar agreement is limited to the knowledge of Seller.

(f) Inclusion of a matter on any of the Schedules which are referenced in this Article 4 (such Schedules, the “Seller Disclosure Schedules”) with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Seller Disclosure Schedules may include matters not required by the terms of the Agreement to be listed on the schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included. A matter scheduled on any of the Seller Disclosure Schedules as an exception for any representation and/or warranty shall be deemed to be an exception to all representations and/or warranties for which it is reasonably apparent on its face that such exception would apply.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

5.1 Existence and Qualification. Purchaser is a corporation organized, validly existing, and in good standing under the Laws of the state of Delaware and is duly qualified to conduct business in the State of Texas.

5.2 Power. Purchaser has the power to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

5.3 Authorization and Enforceability. The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.4 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not (a) violate any provision of the certificate of formation, limited liability company agreement, or other governing instruments of Purchaser, (b) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party or by which it is bound, (c) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (d) violate any Law applicable to Purchaser, except any matters described in clauses (b), (c), or (d) above which would not adversely affect the Purchaser, its properties or the Assets or the use, operation, or value thereof in any material respect.

5.5 Consents, Approvals or Waivers. Except for any consent or approval of Governmental Authorities customarily obtained after Closing and consents to the assignment of the Assets, the execution, delivery, and performance of this Agreement by Purchaser will not be subject to any consent, approval, or waiver from any Governmental Authority or other third Person.

5.6 Litigation. There are no actions, suits, or proceedings pending, or, to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair or delay materially Purchaser’s ability to perform its obligations under this Agreement. Notwithstanding the foregoing, Purchaser makes no representation or warranty in this Section 5.6 as to any proceedings, actions, claims, suits, investigations, and inquiries by or before any Governmental Authority, or any judgments, orders, writs, injunctions or decrees which are, or contain issues, of broad applicability to, or which affect, the Hydrocarbon exploration and production industry, including any state or federal rulemaking or similar proceeding, action, claim suit, investigation or inquiry by any Governmental Authority of general applicability and any petition for review or appeal thereof, other than any such proceeding, action, claim, suit, investigation, or inquiry in which Purchaser is a named party.

5.7 Financing. Purchaser has, or will have, sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to pay the Closing Payment to Seller at the Closing and to fulfill its obligations under this Agreement.

5.8 Investment Intent. Purchaser is acquiring the Assets for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.

5.9 Independent Investigation. Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that, subject to the restrictions on access to the Assets set forth in this Agreement, (a) it has completed such independent investigation, verification, analysis, and evaluation of the Assets and has made all such reviews and inspections of the Assets as it has deemed necessary or appropriate to enter into this Agreement, and (b) prior to Closing, it will have completed its independent investigation, verification, analysis, and evaluation of the Assets and made all such reviews and inspections of the Assets as it deems necessary or appropriate to consummate the transactions contemplated hereby. Except for the representations and warranties expressly made by Seller in Article 4 of this Agreement, the Assignment and Bill of Sale, or the certificate to be delivered to Purchaser pursuant to Section 8.2(f) of this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the financial condition, liabilities, operations, business, or prospects of the Assets and that, in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis, and evaluation. Purchaser understands and acknowledges that neither the United States Securities and Exchange Commission nor any federal, state, or foreign agency has passed upon the Assets or made any finding or determination as to the fairness of an investment in the Assets or the accuracy or adequacy of the disclosures made to Purchaser, and, except as set forth in Article 10, Purchaser is not entitled to cancel, terminate, or revoke this Agreement.

5.10 Opportunity to Verify Information. Without limitation of Purchaser’s rights under Section 6.1, or the disclaimers contained in Section 6.5, Purchaser and its representatives have, or will have before Closing, (a) been permitted full and complete access to all materials relating to the Assets, (b) been afforded the opportunity to ask all questions of Seller (or one or more Persons acting on Seller’s behalf) concerning the Assets, (c) subject to the restrictions on access to the Assets set forth in this Agreement, been afforded the opportunity to investigate the condition of the Assets, and (d) subject to the restrictions on access to the Assets set forth in this Agreement, had the opportunity to take such other actions and make such other independent investigations as Purchaser deems necessary to evaluate the Assets and understand the merits and risks of an investment therein and to verify the truth, accuracy, and completeness of the materials, documents, and other information provided or made available to Purchaser (whether by Seller or otherwise). EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ABSENT ANY FRAUDULENT CONDUCT BY SELLER, PURCHASER HEREBY WAIVES ANY CLAIMS ARISING OUT OF ANY MATERIALS, DOCUMENTS, OR OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO PURCHASER (WHETHER OR NOT BY SELLER), WHETHER UNDER THIS AGREEMENT, AT COMMON LAW, BY STATUTE, OR OTHERWISE.

5.11 Liability for Brokers’ Fees. Seller shall not, directly or indirectly, have any responsibility, liability, or expense as a result of undertakings or agreements of Purchaser for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution, or delivery of this Agreement or any agreement or transaction contemplated hereby.

5.12 Qualification; Bonding. Without limiting Section 12.4, Purchaser is, or as of the Closing will be, qualified under applicable Laws to hold Leases, Rights of Way, and other rights included in the Assets which are issued by any applicable Governmental Authority. Purchaser has, or as of the Closing will have, posted such bonds and other financial assurances, and provided such evidence of financial responsibility, as may be required for the ownership and operation of the Assets. To Purchaser’s knowledge, no fact or condition exists with respect to Purchaser which may cause any Governmental Authority to withhold its approval of the assignment of the Assets to Purchaser contemplated herein or the transactions contemplated hereby.

5.13 Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the knowledge of Purchaser, threatened against Purchaser or any Affiliate of Purchaser (whether by Purchaser or a third Person). Immediately prior to, and immediately subsequent to, the Closing, (a) Purchaser will not have incurred, nor does it intend to or believe that it will incur, debts (including contingent obligations) beyond its ability to pay such debts as such debts mature or come due (taking into account the timing and amounts of cash to be received from any source, and amounts to be payable on or in respect of debts), (b) the amount of cash available to Purchaser after taking into account all other anticipated uses of funds is anticipated to be sufficient to pay all such amounts on or in respect of debts, when such amounts are required to be paid, and (c) Purchaser will have sufficient capital with which to conduct its business.

ARTICLE 6

COVENANTS OF THE PARTIES

6.1 Access. Upon execution of this Agreement until the Closing Date, subject to the limitations expressly set forth in this Agreement, Seller shall provide Purchaser and its representatives reasonable access to the Assets operated by Seller and access to and the right to copy, at Purchaser’s sole expense, the Records in Seller’s possession, but only to the extent that Seller may do so without (a) violating applicable Laws, (b) violating any confidentiality or access obligations to any third Person, and (c) waiving any legal privilege of Seller, any of its Affiliates. Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that reasonably minimizes interference with the operation of the business of Seller and any applicable third Person operator. All investigations and due diligence conducted by Purchaser or any of Purchaser’s representatives shall be conducted at Purchaser’s sole cost, risk and expense and any conclusions made from any examination done by Purchaser or any of Purchaser’s representatives shall result from Purchaser’s own independent review and judgment. Seller shall use reasonable efforts (but without the obligation to incur any out-of-pocket costs, expenses, or the obligation to undertake any liability or other material obligations to or by Seller) to obtain permission for Purchaser to gain access to third Person operated Properties to inspect the condition of the same. Seller or its designee shall have the right to accompany Purchaser and its representatives whenever they are on site on the Assets.

6.2 Notification of Breaches. Until the Closing,

(a) Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect; and

(b) Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

If either party has notice that (i) any of the other Party’s representations or warranties are untrue or shall become untrue in any material respect between the date hereof and the Closing Date, or (ii) any of the other Party’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but, in each case, if such breach of representation, warranty, covenant, or agreement shall (if curable) be cured to the reasonable satisfaction of the non-breaching Party on or before the Closing, then such breach shall be considered not to have occurred for all purposes of this Agreement.

6.3 Press Releases. Until the Closing, neither Seller nor Purchaser, nor any Affiliate thereof, shall make any press release or public disclosure or statement regarding the existence of this Agreement, the contents hereof, or the transactions contemplated hereby without the prior written consent of Purchaser (in the case of announcements by Seller or its Affiliates) or Seller (in the case of announcements by Purchaser or its Affiliates); provided, however, the foregoing shall not restrict disclosures (i) by Purchaser or Seller to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates, (ii) by Purchaser or Seller to Governmental Authorities and third Persons holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or terminations of such rights, or seek such consents, (iii) by Purchaser or Seller to such Party’s investors and members, including Seller’s Affiliates’ investors and limited partners, and to prospective investors or other Persons as part of fundraising or marketing activities undertaken by Seller’s Affiliates or EnCap and its Affiliates provided such disclosures are made to Persons subject to an obligation of confidentiality with respect to such information and (iv) by Purchaser in connection with any investor presentations, securities filings, press releases or similar disclosures to the extent such disclosures are made concurrently with or after Purchaser’s or its Affiliate’s initial public announcement regarding this Agreement which, with respect to such initial public announcement, shall have been approved by Seller. Seller and Purchaser shall each be liable for the compliance of its respective Affiliates, and Seller shall be responsible for the compliance by EnCap and its Affiliates, with the terms of this Section. The Parties agree that neither Purchaser nor Seller will have an adequate remedy at law if any of the foregoing Persons violate (or threaten to violate) any of the terms of this Section 6.3. In such event, Purchaser or Seller, as applicable, shall have the right, in addition to any other it may have, to obtain injunctive relief to restrain any breach or threatened breach of the terms of this Section 6.3.

6.4 Operation of Business. Until the Closing, unless consented to in writing by Purchaser, Seller shall:

(a) not transfer, sell, hypothecate, encumber, or otherwise dispose of any of the Assets, except for (i) sales and dispositions of Hydrocarbons in the ordinary course of business, (ii) sale of equipment and materials made in the ordinary course of business with a fair market value not exceeding, in the aggregate, One Hundred Thousand Dollars ($100,000) and (iii) other sales and dispositions of properties with a fair market value not exceeding, in the aggregate, One Hundred Thousand Dollars ($100,000);

(b) terminate, materially amend, execute, enter into, or extend any Contract that is (or upon execution would be) a Material Contract other than the execution or extension of a Contract for the sale or exchange of oil, gas and/or other Hydrocarbons terminable without penalty on thirty (30) days or shorter notice;

(c) maintain insurance coverage on the Assets in the amount and of the types currently maintained by Seller and not make any election to be excluded from any coverage provided by an operator for the joint account pursuant to a joint operating, unit operating, or similar Contract;

(d) use commercially reasonable efforts to maintain in full force and effect all Leases to the extent that such Leases are capable of producing in paying quantities at Hydrocarbon prices in effect as of the date that Seller or any third Person proposes to relinquish any such Leases or allow any such Leases to terminate or expire; provided, in no event shall Seller have any obligation to make any payment or undertake any drilling or operational activity to hold or extend any Lease;

(e) use commercially reasonable efforts to maintain in full force and effect all operating agreements, easements, rights-of-way (including the Rights-of-Way), permits, and licenses that relate to the Properties;

(f) operate the Assets in the usual, regular and ordinary manner consistent with past practice and, with respect to any Assets operated by Seller or its Affiliates, as a reasonably prudent operator;

(g) maintain the books of account and records (including the Records) relating to the Assets in the usual, regular and ordinary manner, in accordance with the usual accounting practices of Seller;

(h) not plug or abandon any well located on the Assets unless expressly required by Law or Contract;

(i) submit to Purchaser for prior written approval, all requests for operating or capital expenditures relating to the Assets that involve individual commitments of more than $100,000;

(j) not incur any indebtedness or take or fail to take any action that, in each case, would cause a lien or encumbrance to arise or exist on the Assets or otherwise allow a lien to attach to or encumber the Assets or any thereof;

(k) not expressly waive, release, assign, settle or compromise any claim, action or proceeding relating to the Assets;

(l) not grant or create any preferential right to purchase, right of first refusal, preferential purchase right, right of first negotiation, option, or transfer restriction or similar right, obligation, or requirement, with respect to the Assets; and

(m) obtain Purchaser’s written approval prior to voting under any operating, joint venture, partnership or similar agreement, which approval shall not be unreasonably withheld or delayed.

Requests for approval of any action restricted by this Section 6.4 shall be delivered to the following individual, which requests may be delivered electronically to such individual’s email address set forth below (provided that receipt of such email is requested and received, including automatic receipts), each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

Callon Petroleum Operating Company

1401 Enclave Parkway, Suite 600

Houston, Texas 77077

Attn: Garry Newberry

Phone: 281-589-5219

Fax: 281-589-5215

Email: gnewberry@callon.com

Purchaser’s approval of any action restricted by this Section 6.4 shall not be unreasonably withheld or delayed and shall be considered granted in full within five (5) Business Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) of delivery of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. Notwithstanding the foregoing provisions of this Section 6.4, in the event of an emergency, Seller may take such action as reasonably necessary and shall notify Purchaser of such action promptly thereafter. Purchaser acknowledges that Seller owns undivided interests in the Assets and is not the operator of all of the Assets, and Purchaser agrees that the acts or omissions of third Persons (including the applicable operators of the Assets) who are not Affiliates of Seller shall not constitute a violation of the provisions of this Section 6.4, nor shall any action required by a vote of working interest owners constitute such a violation so long as Seller and its controlled Affiliates have voted their respective interests in a manner consistent with the provisions of this Section 6.4. Any matter approved (or deemed approved) by Purchaser pursuant to this Section 6.4 that would otherwise constitute a breach of one or more of Seller’s representations and warranties in Article 4 shall be deemed to be an exclusion from all representations and warranties for which it is relevant.

6.5 Indemnity Regarding Access. Purchaser’s access to the Assets and its (and its Affiliates and representatives) examinations and inspections, whether under Section 6.1, 3.4, or otherwise, shall be at Purchaser’s sole risk, cost, and expense, and Purchaser WAIVES AND RELEASES ALL CLAIMS AGAINST SELLER, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE PARTNERS, MEMBERS, OFFICERS, DIRECTORS, EMPLOYEES, ATTORNEYS, CONTRACTORS, AGENTS, OR OTHER REPRESENTATIVES, ARISING IN ANY WAY THEREFROM, OR IN ANY WAY CONNECTED THEREWITH, EXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS. Purchaser agrees to indemnify, defend, and hold harmless Seller and its Affiliates, the other owners of interests in the Properties, and all such Persons’ directors, officers, employees, agents, and representatives from and against any and all Damages, including Damages attributable to personal injury, death, or property damage, arising out of, or relating to, access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their respective directors, officers, employees, agents, or representatives, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, EXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS. PURCHASER RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION OF ANY TYPE AND NATURE MADE AVAILABLE TO IT, ITS AFFILIATES OR REPRESENTATIVES, IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO ARTICLE 6 OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION. NO WARRANTY OF ANY KIND IS MADE BY SELLER AS TO THE INFORMATION SUPPLIED TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES OR WITH RESPECT TO PROPERTIES TO

WHICH THE INFORMATION RELATES. PURCHASER EXPRESSLY AGREES THAT ANY RELIANCE UPON SUCH INFORMATION, OR CONCLUSIONS DRAWN THEREFROM, SHALL BE THE RESULT OF ITS OWN INDEPENDENT REVIEW AND JUDGMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY, PURCHASER SHALL HAVE NO OBLIGATION TO INDEMNIFY SELLER OR ITS AFFILIATES UNDER THIS SECTION 6.5 FROM ANY DAMAGES TO THE EXTENT ARISING FROM THE DISCOVERY OF PRE-EXISTING CONDITIONS.

6.6 Governmental Reviews.

(a) Seller and Purchaser shall each in a timely manner make (or cause their applicable Affiliates to make) (i) all required filings, and prepare applications to, and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (ii) provide such information as the other may reasonably request in order to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations. Purchaser and Seller shall each bear one-half of the cost of all filing or application fees payable to any Governmental Authority with respect to the transactions contemplated by this Agreement, regardless of whether Purchaser, Seller, or any Affiliate of any of them is required to make the payment.

(b) On or before the Closing Date, Purchaser shall have posted or obtained such bonds, letters of credit, and guarantees, and provided such evidence of financial responsibility, as may be required for the ownership of the Assets, and shall provide Seller with evidence of the same.

(c) Promptly after Closing, Purchaser (with the assistance of Seller, subject to Section 12.3) shall make all filings with any applicable Governmental Authority (including in each applicable county), as may be required to properly assign and transfer the Assets from Seller to Purchaser.

6.7 Further Assurances. After Closing, Seller and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

6.8 Operatorship. Within three (3) Business Days after the Execution Date Seller will send out notifications of its resignation as operator under any Contracts, effective as of the Closing Date and conditioned upon Closing of this Agreement, for all Wells Seller or any of its Affiliates currently operate and is selling to Purchaser pursuant to this Agreement. Seller makes no representation and/or warranty to Purchaser as to the transferability or assignability of operatorship of such Wells, but Seller shall cooperate with Purchaser and use its commercially reasonable efforts to cause operatorship of the Assets to be transferred to Purchaser. Purchaser acknowledges that the rights and obligations associated with such Wells are governed by applicable agreements and that operatorship will be determined by the terms of those agreements. Notwithstanding anything to the contrary contained in this Section 6.8, the Parties shall execute Texas Railroad Commission Form P-4s for all Wells currently operated by Seller or its Affiliates, naming Purchaser (or its designated Affiliate) as Operator of such Wells with the Texas Railroad Commission at Closing as provided in Article 8.

6.9 Satisfaction of Closing Conditions. Subject to the other terms and conditions of this Agreement, each Party agrees to use commercially reasonable efforts (except where a different standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and to ensure (to the extent possible) the satisfaction of its conditions to Closing set forth in Section 7.1 (with respect to Purchaser) or Section 7.2 (with respect to Seller).

6.10 Audits and Filings.

(a) From and after the date of this Agreement until the date that is eighteen (18) months after the Closing Date, Seller shall cooperate (and shall use reasonable efforts to cause its Affiliates, employees and auditors to cooperate) with Purchaser and its Affiliates and their respective agents and representatives to provide information that is within its possession or, if such information is in the possession of third Persons, which it can obtain or cause to be provided provide without unreasonable effort or expense, regarding the Assets to the extent Purchaser believes it is reasonably necessary for Purchaser and its Affiliates to comply with their Tax, financial, or other reporting requirements and audits, including (i) any filings with any Governmental Authority; and (ii) any filings that may be required by the United States Securities and Exchange Commission under securities Laws applicable to Purchaser and its Affiliates.

(b) Without limiting the generality of the foregoing, Seller will permit Purchaser and its representatives to contact Seller’s (and, if applicable, its Affiliates’) current and historical accountants, auditors and employees, and Seller shall use reasonable efforts to cause its (and, if applicable, its Affiliates’) current and historical accountants, auditors and employees to (i) discuss, cooperate and provide information that is within its possession or, if such information is in the possession of third Persons, which it can obtain or cause to be provided provide without unreasonable effort or expense, regarding the Assets to the extent reasonably requested by Purchaser or its representatives, in order for Purchaser to prepare audited and unaudited historical financial statements for Purchaser or the Assets and pro forma financial statements of Purchaser’s parent or any of its subsidiaries, in each case as would be required in connection with reports, registration statements and other filings to be made by Purchaser’s parent or any of its Affiliates’ with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder or the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder (collectively, “SEC Filings”) and (ii) cooperate with Purchaser’s parent (and shall use reasonable efforts to cause its Affiliates’, auditors and employees to cooperate) with regard to responding to the United States Securities and Exchange Commission’s comments on such financial statements. In addition, from the date of this Agreement until the Closing, Seller agrees to reasonably cooperate with Purchaser’s parent in connection with any potential financing by Purchaser’s parent for the transactions contemplated by this Agreement (the “Potential Financing”), including providing information that is within Seller’s possession or, if such information is in the possession of third Persons, which it can obtain or cause to be provided provide without unreasonable effort or expense, regarding the Assets to the extent Purchaser reasonably requests such information for the preparation of materials for meetings, drafting sessions, presentations, road shows and due diligence sessions for the Potential Financing and otherwise providing reasonable access to the employees of Seller (and, if applicable, its Affiliates’) during Seller’s (and its applicable Affiliate’s) normal business hours and at their normal locations of business in connection with the same; provided further that the access and cooperation obligations contained in this Section 6.10 shall not unreasonably interfere with the normal business operations of Seller. Without limitation of Seller’s obligations of cooperation contained in this Section 6.10, Seller makes no representation or warranty to Purchaser as to the Seller’s ability to provide all the information necessary for Purchaser or any of its Affiliates (including Purchaser’s parent) to obtain any Potential Financing, comply with the requirements of any Governmental Authority (including the United States Securities and Exchange Commission) or successfully make any SEC Filings.

(c) Purchaser shall reimburse Seller promptly, but no later than ten (10) Business Days after a written demand is received, for any and all out-of-pocket costs and expenses incurred by Seller or any of its Affiliates, employees, accountants and auditors in performing Seller’s obligations of cooperation and assistance under this Section 6.10.

(d) For a period of seven (7) years following the Closing, Seller shall retain all books, records, information and documents in its or its Affiliates’ possession that are reasonably necessary to prepare and audit financial statements with respect to the Assets, except to the extent originals or copies thereof are transferred to Purchaser in connection with Closing.

6.11 Confidentiality. Seller and Purchaser each acknowledge that confidential information of the other may be disclosed to, made available to, or otherwise obtained by such Party (in its capacity as the recipient of such confidential information, the “Receiving Party”), whether prior to or after the date of this Agreement. Receiving Party may disclose such information to its Affiliates and to its and their respective directors, officers, employees, agents, representatives, consultants, contractors, attorneys, advisors, lenders (current and prospective) and investors (current and prospective) who need to know such information for the purpose of aiding such Party in the transactions contemplated hereby or matters relating thereto; provided, however, that, subject to the remainder of this Section 6.11, until the first to occur of the one year anniversary of the Closing or the one year anniversary of the termination of this Agreement, Receiving Party agrees to maintain (and to cause its Affiliates, and its and their respective directors, officers, employees, agents, representatives, consultants, contractors, attorneys, advisors, lenders and investors, to maintain) all information made available to it pursuant to this Agreement confidential, except to the extent such information (a) is or becomes generally available to the public other than as a result of a breach by Receiving Party of this Section 6.11, (b) was (or becomes) available to Receiving Party (or its Affiliates, or its or their respective directors, officers, employees, agents, representatives, consultants, advisors, lenders and investors) on a non-confidential basis prior to its disclosure to Receiving Party, (c) is required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the Receiving Party or its Affiliates, to be disclosed, (d) is required, by deposition, interrogatories, requests for information or documents in legal or regulatory proceedings, subpoena, civil investigative demand or other similar process or Law to be disclosed (provided that Receiving Party shall, if not prohibited by Law, provide disclosing Party with prompt written notice of any such request or requirement so disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 6.11) or (e) as may be required or permitted pursuant to the exercise of the rights and fulfillment of the obligations of a Party under this Agreement. Notwithstanding anything to the contrary in the foregoing provisions of this Section 6.11, (y) where Purchaser is the Receiving Party, information included in or related to the Assets transferred to Purchaser at Closing shall not constitute confidential information as to Purchaser, provided, however, that until one year after the Closing, Seller shall be subject to the non-disclosure provisions contained herein with respect to such information as if Seller was the Receiving Party of such information and (z) in the event that this Agreement is terminated without the occurrence of Closing, any information received by Seller as a Receiving Party with respect to the Assets shall not constitute confidential information effective as of the date of the termination of this Agreement .

6.12 Certain Restrictions. Except as hereinafter provided in this Section 6.12, pursuant to Section 6.14 or as necessary to cure any Title Defects, if the Closing occurs, for a twelve (12) month period following the Closing, Seller shall not, and shall cause its Affiliates not to, (a) lease, acquire any lease, “top lease” or right or option to lease any lands within Ward County, Texas, regardless of whether it is alleged that a Lease is not in full force and effect or (b) acquire all or substantially all of the equity interests (or similar ownership interests) in a person if such person’s real and personal property includes leases, “top leases” or rights or option to lease lands within Ward County, Texas; provided, however, that the this Section 6.12 shall not apply to, any transaction that covers lands that lie partially within and partially outside of the Ward County, Texas if the fair market value of the interests being acquired that cover lands that lie within Ward County, Texas constitutes less than ten percent (10%) of the fair market value of all interests being acquired in connection with such transaction. For purposes of this Section 6.12 only, the term “Affiliates” shall include any Person in which any Key Person, directly or indirectly, owns an equity interest, is employed or is a consultant; provided, however that (i) Constitution Resources LP, a Delaware limited partnership, and (ii) EnCap, any private equity fund managed by EnCap, any portfolio company of any such private equity fund or any other Person that directly or indirectly controls, is controlled by, or is under common control with EnCap other than Development, Upstream and Midstream and any Person controlled by Development, Upstream or Midstream shall: (A) not be subject to this Section 6.12, (B) have the right to buy mineral interests and/or royalty interests or any other property interests within Ward County, Texas or elsewhere and, in the case of the Persons described in subpart (ii) of this Section 6.12 only, (C) have an unrestricted ability to take any of the actions described in paragraphs (a) and (b) of this Section 6.12.

6.13 Exclusive Agreement. In consideration of the time and expense to be incurred by Purchaser in its evaluation of the transactions contemplated by this Agreement, Seller agrees that until the earlier to occur of the termination of this Agreement or the Closing, Seller shall not, and shall not authorize or permit any of its respective subsidiaries, Affiliates or representatives to (a) solicit, initiate or encourage the submission from any Person of any proposal to directly or indirectly acquire any of the Assets by such Person (any proposal for such a transaction, an “Alternative Proposal”), (b) enter into any agreement with respect to, or approve or recommend, any Alternative Proposal or (c) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to constitute, any Alternative Proposal (and any such activity that is being undertaken as of the date of this Agreement shall be terminated immediately). Without limiting the foregoing, it is understood and agreed that any violation of the restrictions set forth in this Section 6.13 by any representative or Affiliate of Seller (to the extent such Person is acting on behalf of Seller’s instructions) shall be deemed to be a breach of this Section 6.13 by Seller.

6.14 Additional Leases. From and after the Execution Date until January 9, 2017 (the “Additional Lease Acquisition Period”), Seller (or any Affiliate of Seller) shall have the right, but not the obligation, to acquire Additional Leases in accordance with this Section 6.14.

(a) Schedule 6.14 sets forth a list of oil and gas leases that Seller has identified as potential Additional Leases as of the Execution Date (the “Potential Additional Leases”) along with the estimated Net Acre and Net Revenue Interest amounts, and the agreed upon amount that would constitute the Allocated Value for, any such Potential Additional Lease if it were to become an Additional Lease. Seller shall have the right, but not the obligation, to acquire all or any portion of the Potential Additional Leases identified on Schedule 6.14 pursuant to this Section 6.14 (such Potential Additional Lease, once so acquired by Seller prior to the expiration of the Additional Lease Acquisition Period, shall then be considered an Additional Lease and an Asset under this Agreement).

(b) If Seller acquires any Additional Lease(s) pursuant to this Section 6.14, then with respect to each such Additional Lease that Seller adds to Exhibit A-5, the Unadjusted Purchase Price shall be adjusted upward by the Allocated Value for such Additional Lease as provided in the final amended Schedule 2.2 submitted pursuant to Section 6.14(e) (the aggregate of all such Allocated Values for all of the Additional Leases added to Exhibit A-5 in accordance with this Section 6.14, the “Additional Lease Amount”).

(c) With respect to each such Additional Lease acquired by Seller (or any Affiliate of Seller) pursuant to this Section 6.14, within three (3) Business Days after the closing of its acquisition by Seller (or any Affiliate of Seller), Seller shall deliver notice of such acquisition to Purchaser, and pursuant to Section 6.1, Seller shall afford to Purchaser and Purchaser’s representatives reasonable access (including information requests) to the information in Seller’s possession regarding the Additional Leases in order to conduct a title review and environmental review in accordance with Article 3.

(d) Notwithstanding the other provisions of this Section 6.14, in no event will (i) Seller acquire any Additional Lease that is burdened by royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of production that, in the aggregate, are in excess of 25%, (ii) any overriding royalty interest be created in favor of Seller or any of its Affiliates that will burden any Additional Lease, or (iii) Seller assign to Purchaser any Contract in connection with any Additional Lease other than Contracts to the extent they are covenants running with the lands covered by the Additional Lease or contain provisions expressly requiring the assignee of such Additional Lease to assume the obligations thereunder.

(e) Purchaser agrees that, with respect to each Additional Lease acquired pursuant to Section 6.14, Seller shall have the right, until January 9, 2017, to supplement or amend Exhibit A-5, Schedule 1.2(l) and Schedule 2.2 to reflect any Additional Lease by providing Purchaser a revised copy of Exhibit A-5, Schedule 1.2(l) and/or Schedule 2.2 with updated information for all of the Additional Leases as well as (i) the Effective Date with respect to such Additional Lease (which shall be the later to occur of 12:01 a.m. in Houston, Texas on October 1, 2016 or 12:01 a.m. in Houston, Texas on the effective date of the acquisition of such Additional Lease by Seller (or its applicable Affiliate)) and (ii) Allocated Value thereof, which Allocated Value shall be the amount (or applicable portion of the amount) set forth for such Additional Lease on Schedule 6.14, and such revised Exhibit A-5, Schedule 1.2(l) and/or Schedule 2.2 provided by Seller shall be deemed to replace the Exhibit A-5, Schedule 1.2(l) and Schedule 2.2 attached to this Agreement as of Execution Date in their entirety upon receipt by Purchaser, without any further action by either of the Parties.

6.15 Supplemental Disclosure. Purchaser hereby agrees that, with respect to the representations and warranties of Seller contained in Article 4, until five (5) Business Days prior to the Closing, Seller may supplement or amend the Seller Disclosure Schedules with respect to any matter hereafter arising after the Execution Date which, if existing at the Execution Date, would have been required to be set forth or described in such Seller’s Disclosure Schedule. In the event that Seller supplements or amends the Seller Disclosure Schedules pursuant to the preceding sentence, Seller shall deliver a copy of the amendment or supplement (in either case, the “Supplemental Disclosure”) to the Purchaser. The Purchaser shall have five (5) days after receipt of a Supplemental Disclosure (the “Termination Period”) in which to review the Supplemental Disclosure or request additional information related thereto. If a Supplemental Disclosure discloses facts that would constitute a breach of the Seller’s representations and warranties hereunder and such breach would result in the failure of the Purchaser’s condition to Closing specified in Section 7.2(a) to be satisfied at the Closing, the Purchaser may terminate this Agreement pursuant to Section 10.1(b) by delivering a termination notice to the Seller within the Termination Period (which termination notice shall specify the representation or warranty breached, identify the specific facts in the Supplemental Disclosure that constitute the breach, and describe why the failure of such condition would reasonably be expected to occur); provided, however, that the termination of this Agreement pursuant to a termination notice delivered as provided in this Section 6.15 shall not be effective unless the Seller fails to cure such breach within ten (10) Business days following the date the Seller receives such termination notice; provided further, however, that in the event such breach is not capable of being cured by Seller, the termination of this Agreement pursuant to such termination notice shall be effective as of the date such termination notice was delivered to Seller. Notwithstanding anything herein to the contrary, except as provided in Article 11, Seller expressly acknowledges and agrees that if the Closing shall occur, Purchaser shall not waive or release (nor shall Purchaser be deemed to have waived or released) any indemnification claims to which it is entitled to make with respect to any matters disclosed pursuant to any Supplemental Disclosure against any member of the Seller Group for indemnification with respect thereto pursuant to the terms of this Agreement or otherwise. For all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Section 7.2 have been fulfilled, the Seller Disclosure Schedules contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and shall be deemed to exclude all information contained in any Supplemental Disclosure.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, at the option of Seller, waiver on or prior to Closing of each of the following conditions:

(a) The representations and warranties of Purchaser set forth in Article 5 shall be true and correct in all material respects (and in all respects in the case of representations and warranties qualified by materiality or material adverse effect) as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and accurate as of such specified date);

(b) Purchaser shall have performed and observed, in all material respects (and in all respects in the case of any covenants and agreements qualified by materiality or material adverse effect), all covenants and agreements to be performed or observed by Purchaser under this Agreement prior to or on the Closing Date;

(c) On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial Damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Seller or its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover Damages from Seller or any Affiliate of Seller resulting therefrom;

(d) The net sum of all downward adjustments to the Purchase Price made or reasonably alleged in good faith pursuant to Sections 2.3(a) and 2.3(b) shall be less than or equal to twenty percent (20%) of the Unadjusted Purchase Price; and

(e) Purchaser shall have delivered or be prepared to deliver all of the deliverables Purchaser is required to deliver pursuant to Section 8.3.

7.2 Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, at the option of Purchaser, waiver on or prior to Closing of each of the following conditions:

(a) The representations and warranties of Seller set forth in Article 4 shall be true and correct as of the Execution Date and as of the Closing Date as though made again on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect; provided, however, that any representation or warranty qualified by materiality or Material Adverse Effect shall be deemed not to be so qualified for the purposes of this Section 7.2(a);

(b) Seller shall have performed and observed, in all material respects (and in all respects in the case of any covenants and agreements qualified by materiality or Material Adverse Effect), all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial Damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial Damages from Purchaser or any Affiliate of Purchaser resulting therefrom;

(d) The net sum of all downward adjustments to the Purchase Price made or reasonably alleged in good faith pursuant to Sections 2.3(a) and 2.3(b) shall be less than or equal to twenty percent (20%) of the Unadjusted Purchase Price; and

(e) Seller shall have delivered or be prepared to deliver all of the deliverables Seller is required to deliver pursuant to Section 8.2.

ARTICLE 8

CLOSING

8.1 Time and Place of Closing. The consummation of the purchase and sale of the Assets contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Seller located at 5707 Southwest Parkway, Building I, Suite 275, Austin, Texas 78735, at 10:00 a.m., local time, on February 13, 2017 (the “Target Closing Date”), or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 10. The date on which the Closing occurs with respect to any Asset is referred to herein as the “Closing Date” for such Asset.

8.2 Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 8.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a) Counterparts of the Assignment and Bill of Sale, duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(b) Counterparts of a Deed, substantially in the form of Exhibit B-2, duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(c) Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Seller, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(d) A certificate of non-foreign status of each of Development, Upstream and Midstream meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2) and substantially in the form of Exhibit C;

(e) Letters-in-lieu of transfer or division orders executed by Upstream to reflect the transaction contemplated hereby, which letters shall be on forms prepared by Seller and reasonably satisfactory to Purchaser;

(f) A certificate from each of Development, Upstream and Midstream, substantially in the form of Exhibit D duly executed by an authorized officer of Development, Upstream or Midstream, as applicable, dated as of the Closing, certifying on behalf of Development, Upstream or Midstream, as applicable, that the conditions set forth in Sections 7.2(a) and 7.2(b) have been fulfilled with respect to Development, Upstream or Midstream, as applicable, and the Assets;

(g) A certificate from each of Development, Upstream and Midstream substantially in the form of Exhibit E duly executed by an authorized officer of Development, Upstream or Midstream, as applicable, dated as of the Closing, (i) attaching and certifying on behalf of Development, Upstream or Midstream, as applicable, complete and correct copies of the resolutions of the governing body of Development, Upstream or Midstream, as applicable, authorizing the execution, delivery, and performance by Development, Upstream or Midstream, as applicable, of this Agreement and the transactions contemplated hereby, and (ii) certifying on behalf of Development, Upstream or Midstream, as applicable, the incumbency of each officer of Development, Upstream or Midstream, as applicable, executing this Agreement or any document delivered in connection with the Closing;

(h) Where notices of approval, consent, or waiver are received by Seller pursuant to a filing or application under Section 6.6, copies of such notices;

(i) Any other forms required by any Governmental Authority relating to the assignments of the Assets;

(j) Releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, and fixture filings burdening the Assets;

(k) Joint written instructions to the Escrow Agent to retain the Deposit, together with any interest or income thereon, in the Escrow Account as satisfaction of the Indemnity Escrow;

(l) Appropriate change of operator forms (including Texas Railroad Commission Form P-4s) for the Assets operated by Seller or its Affiliates, designating Purchaser as operator of such Assets, duly executed by Seller or its applicable Affiliate;

(m) Possession of the Assets to Purchaser; and

(n) All other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

8.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 8.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a) A wire transfer of the Closing Payment in same-day funds to an account specified by Seller;

(b) Counterparts of the Assignment and Bill of Sale, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(c) Counterparts of a Deed, substantially in the form of Exhibit B-2, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(d) Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Purchaser, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(e) A certificate substantially in the form of Exhibit F duly executed by an authorized officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 7.1(a) and 7.1(b) have been fulfilled;

(f) A certificate substantially in the form of Exhibit G duly executed by an authorized officer of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of the resolutions of the governing body of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;

(g) Where notices of approval, consent, or waiver are received by Purchaser pursuant to a filing or application under Section 6.6, copies of such notices;

(h) Evidence of replacement bonds, guarantees, and letters of credit, pursuant to Section 12.4;

(i) Any other forms required by any Governmental Authority relating to the assignments of the Assets;

(j) Joint written instructions to the Escrow Agent to retain the Deposit, together with any interest or income thereon, in the Escrow Account as satisfaction of the Indemnity Escrow;

(k) Appropriate change of operator forms (including Texas Railroad Commission Form P-4s) for the Assets operated by Seller or its Affiliates, designating Purchaser as operator of such Assets, duly executed by Purchaser or its applicable Affiliate; and

(l) All other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Seller.

8.4 Closing Payment and Post-Closing Purchase Price Adjustments.

(a) Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary settlement statement estimating the Purchase Price for the Assets after giving effect to all adjustments set forth in Section 2.3. Such preliminary settlement statement shall be accompanied by supporting documentation. Until one (1) Business Day prior to the Closing Date, Purchaser shall have the opportunity to review and discuss the preliminary settlement statement with Seller, provided, however, Seller shall not be required to make any changes thereto to which Seller does not agree (provided, that the foregoing shall not limit Purchaser’s rights under Section 8.4(b) and (c)). The estimate delivered in accordance with this Section 8.4(a), less the Deposit and the Defect Escrow Amount as determined pursuant to Section 3.8(e), shall constitute the dollar amount to be payable by Purchaser to Seller at the Closing (the “Closing Payment”).

(b) As soon as reasonably practicable after the Closing but not later than the ninetieth (90th) day following the Closing Date, Seller shall prepare and deliver to Purchaser a draft statement setting forth the final calculation of the Purchase Price and showing the calculation of each adjustment under Section 2.3, based on the most recent actual figures available for each adjustment. Seller shall, at Purchaser’s request, make such reasonable documentation as is in Seller’s possession available to support the final figures. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of such statement from Seller, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement. Seller may deliver a written report to Purchaser during this same period reflecting any changes that Seller proposes to be made to such statement as a result of additional information received after the statement was prepared. If Purchaser does not deliver such report to Seller on or before the end of such thirty (30) day period, Purchaser shall be deemed to have agreed with Seller’s statement, and such statement shall become final and binding upon the Parties.

(c) The Parties shall undertake to agree on the final statement of the Purchase Price no later than forty-five (45) days after delivery of Seller’s statement. In the event that the Parties cannot reach agreement within such period of time, any Party may refer the items of adjustment which are in dispute to, the Houston, Texas office of BDO USA, LLP, or, if such firm is not able or willing to serve, a nationally-recognized independent accounting firm or consulting firm mutually acceptable to both Purchaser and Seller (the “Accounting Arbitrator”), for review and final determination by arbitration. If Purchaser and Seller have not agreed upon a mutually acceptable alternate Person to serve as Accounting Arbitrator within ten (10) Business Days of receiving notice of BDO USA, LLP’s unavailability, Seller shall, within ten (10) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Accounting Arbitrator. The Accounting Arbitrator shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 8.4(c). The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the Accounting Arbitrator shall be bound by the terms of Article 2 and may not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of Purchase Price adjustments submitted by any Party and may not award damages, interest (except as expressly provided for in this Section 8.4(c)) or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear their own legal and accounting fees and other costs of presenting its case to the Accounting Arbitrator. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Accounting Arbitrator. Within ten (10) days after the earlier of (i) the expiration of Purchaser’s thirty (30) day review period without delivery of any written report or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Purchase Price, (x) Purchaser shall pay to Seller the amount by which the Purchase Price (less the Deposit) exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Purchase Price (less the Deposit), as applicable. Any post-Closing payment pursuant to this Section 8.4 shall bear interest from the Closing Date to the date of payment at the Agreed Rate (without duplication of interest at the Agreed Rate paid under any other provision of this Agreement).

(d) Purchaser shall use reasonable efforts to assist Seller in preparation of the final statement of the Purchase Price under Section 8.4(b) by furnishing invoices, receipts, reasonable access to personnel, and such other assistance as may be reasonably requested by Seller to facilitate such process post-Closing.

(e) All payments made or to be made under this Agreement to Seller shall be made by electronic transfer of immediately available funds to a bank account as may be specified by Seller in writing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer or immediately available funds to a bank and account specified by Purchaser in writing.

ARTICLE 9

TAX MATTERS

9.1 Allocation of Asset Taxes.

(a) Seller shall be allocated and bear all Asset Taxes attributable to (i) any Tax period ending prior to the Effective Date and (ii) the portion of any Straddle Period ending immediately prior to the Effective Date. Purchaser shall bear and be allocated all Asset Taxes attributable to (A) any tax period beginning on or after the Effective Date and (B) the portion of any Straddle Period beginning on the Effective Date.

(b) For purposes of determining the allocations described in Section 9.1(a), (i) Asset Taxes that are attributable to the severance or production of Hydrocarbons shall be allocated to the period in which the Hydrocarbons giving rise to such severance or production Taxes are sold except, if sold prior to the Effective Date, but the proceeds are not paid or received on or prior to the Cut-Off Date, Purchaser shall bear such Taxes, (ii) Asset Taxes that are based upon or related to income or receipts or imposed on a transactional basis (other than such Asset Taxes described in clause (i)), shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred, and (iii) Asset Taxes that are ad valorem, property or other Asset Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Date and the portion of such Straddle Period beginning on the Effective Date by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the Effective Date (which for the avoidance of doubt shall not begin before the date on which ownership of the applicable Assets giving rise to liability for the particular Asset Tax), on the one hand, and the number of days in such Straddle Period that occur on or after the Effective Date, on the other hand.

(c) Purchaser shall pay (or cause to be paid) prior to delinquency, all Asset Taxes that become due after the Closing Date. Purchaser shall send to Seller a statement that apportions each Asset Tax pursuant to this Section 9.1(c) based upon the amount of Asset Taxes actually invoiced and paid to the applicable Governmental Authority by Purchaser. Such statement shall be accompanied by proof of Purchaser’s actual payment of such Asset Taxes. Within ten (10) Business Days of receipt of each such statement and proof of payment, Seller shall reimburse Purchaser for Seller’s allocated portion of such Asset Taxes less any amounts reflected as a reduction in the purchase price for the Assets.

9.2 Transfer Taxes. To the extent that any sales, purchase, transfer, stamp, documentary stamp, registration, use or similar taxes (“Transfer Taxes”) are payable by reason of the sale of the Assets under this Agreement, such Transfer Taxes shall be borne and timely paid by Purchaser. Purchaser and Seller shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

9.3 Cooperation on Tax Matters. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation, or other proceeding with respect to Taxes relating to the Assets. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Seller and Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective taxable periods and to abide by all record retention agreements entered into with any Governmental Authority.

9.4 1031 Like-Kind Exchange Cooperation. Seller and Purchaser agree that either or both of Seller and Purchaser may elect to treat the acquisition or sale of the Assets as an exchange of like-kind property under section 1031 of the Code (an “Exchange”). Each Party agrees to use reasonable efforts to cooperate with the other Party in the completion of such an Exchange including an Exchange subject to the procedures outlined in Treasury Regulation Section 1.1031(k)-1 and/or Internal Revenue Service Revenue Procedure 2000-37. Each of Seller and Purchaser shall have the right at any time prior to Closing to assign its rights under this Agreement to a qualified intermediary (as that term is defined in Treasury Regulation Section 1.1031(k)-1(g)(4)(v)) or an exchange accommodation titleholder (as that term is defined in Internal Revenue Service Revenue Procedure 2000-37) to effect an Exchange. In connection with any such Exchange, any exchange accommodation title holder shall have taken all steps necessary to own the Assets under applicable Law. Each Party acknowledges and agrees that neither an assignment of a Party’s rights under this Agreement for purposes of an Exchange nor any other actions taken by a Party or any other person in connection with the Exchange shall release any Party from, or modify, any of their respective liabilities and obligations (including indemnity obligations to each other) under this Agreement, and no Party makes any representations as to any particular Tax treatment that may be afforded to any other Party by reason of such assignment or any other actions taken in connection with the Exchange. Any Party electing to treat the acquisition or sale of the Assets as an Exchange shall be obligated to pay all additional costs incurred hereunder as a result of the Exchange, and in consideration for the cooperation of the other Party, the Party electing Exchange treatment shall agree to pay all costs associated with the Exchange and to indemnify and hold the other Party, its Affiliates, and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives harmless from and against any and all Damages and taxes arising out of, based upon, attributable to or resulting from the Exchange or transactions or actions taken in connection with the Exchange that would not have been incurred by the other Party but for the electing Party’s Exchange election.

9.5 Allocation of Purchase Price. Schedule 9.5 sets forth the allocation of the Purchase Price, Assumed Obligations, and any other items constituting consideration for applicable income Tax purposes (to the extent known at such time) among the Assets in accordance with Section 1060 of the Code (and the Treasury Regulations promulgated thereunder). Seller and Purchaser agree to amend Schedule 9.5 to reflect adjustments to the Purchase Price and to report the transactions contemplated by this Agreement consistently with Schedule 9.5, as adjusted by the Parties, on any Tax Return, including Internal Revenue Service Form 8594, and will not assert, and will cause their Affiliates not to assert, in connection with any Tax audit or other proceeding with respect to Taxes, any asset values or other items inconsistent with the amounts set forth on Schedule 9.5 except with the agreement of the other Parties or as required by applicable Law.

9.6 Tax Proceedings. After the Closing:

(a) Purchaser shall promptly provide Seller with written notice of any inquiries, audits, examinations or proposed adjustments by any Governmental Authority, which relates to any of the Assets Taxes for any Tax period or portion thereof prior to the Effective Date other than a Straddle Period. Seller shall have the sole right to defend any such Tax proceeding relating to any Tax period or portion thereof prior to the Effective Date, but not a Straddle Period, provided that Seller shall not settle any such Tax proceeding without the written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) The Parties shall promptly provide each other with notice of any inquiries, audits, examinations or proposed adjustments by any Governmental Authority that relate to any of the Asset Taxes for any Straddle Period. Purchaser and Seller shall jointly control the conduct of any Tax proceeding relating to Taxes for a Straddle Period, and neither Purchaser nor Seller shall settle any such Tax Proceeding without the written consent of the other Person (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Seller shall promptly provide Purchaser with written notice of any inquiries, audits, examinations or proposed adjustments by any Governmental Authority, which relates to any of the Assets Taxes for any Tax period or portion thereof after to the Effective Date other than a Straddle Period. Except as provided in Section 9.6(a) and Section 9.6(b), Purchaser shall have the right to control all other proceedings with respect to Asset Taxes.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to Closing: (a) by the mutual prior written consent of Seller and Purchaser, (b) by Purchaser pursuant to Section 6.15, if applicable, or (c) by either Seller or Purchaser if the Closing has not occurred on or before the earlier to occur of (i) February 28, 2017 or (ii) the expiration of any applicable cure period provided to Seller pursuant to Section 6.8 with respect to a breach that is the subject of a termination notice delivered by Purchaser pursuant to Section 6.15; provided, however, that, no Party shall be entitled to terminate this Agreement under Section 10.1(b) if the Closing has failed to occur because such Party failed to perform or observe in any material respect its covenants and agreements hereunder or such Party is in material breach of its representations and warranties set forth in this Agreement.

10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, subject to the remainder of this Section 10.2 and Section 10.3, this Agreement shall become void and of no further force or effect (except for the provisions of Article 1, this Article 10, Sections 3.4(b), 4.9, 4.16, 5.8, 5.9, 5.10, 5.11, 6.3, 6.5, 6.11, 11.4 (as it relates to claims under Section 6.5), 12.2, 12.3, 12.6, 12.7, 12.8, 12.9, 12.11, 12.13, 12.14, 12.16, 12.17, and 12.18, all of which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of all or any portion of the Assets to any Person without any restriction under this Agreement. Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 10.1 shall not relieve any Party from liability for any failure to perform or observe in any material respect any of its agreements or covenants contained herein that are to be performed or observed at or prior to Closing or its material breach of its representations and warranties set forth in this Agreement. In the event this Agreement is terminated by Seller under Section 10.1, and Purchaser has failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing or is in material breach of its representations and warranties set forth in this Agreement, then Seller shall be entitled, at its sole and exclusive remedy, to retain the Deposit, free of any claims by Purchaser or any other Person. In such event, Seller and Purchaser shall execute and deliver joint written instructions to the Escrow Agent to disburse the Deposit together with any income thereon to Seller. It is expressly stipulated by the Parties that the actual amount of Damages resulting from any termination of the type set forth in this Section 10.2 would be difficult to determine accurately because of the unique nature of this Agreement, the unique nature of the Assets, the uncertainties of applicable commodity markets and differences of opinion with respect to such matters, and that the Parties hereby agree and acknowledge that the amount of the Deposit hereunder (a) represents a reasonable estimate of the minimum amount of Damages that the Seller would suffer as a result of such a termination and (b) represents reasonable consideration for the Seller removing the Assets from the marketplace during the period from the Execution Date until the such a termination hereof. In the event this Agreement is terminated by Purchaser under Section 10.1, and Seller has failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing or is in material breach of its representations and warranties set forth in this Agreement, then Purchaser shall receive back the Deposit, free of any claims by Seller or any other Person (and in such event, Seller and Purchaser shall execute and deliver joint written instructions to the Escrow Agent to disburse the Deposit together with any income thereon to Purchaser) and Purchaser shall be entitled to all remedies available at Law and shall be entitled to recover court costs and attorneys’ fees in addition to any other relief to which Purchaser may be entitled whether under this Agreement or otherwise. Notwithstanding anything to the contrary herein, if a Party has the right to terminate this Agreement under Section 10.1 and the other Party has failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing or is in material breach of its representations and warranties set forth in this Agreement, in lieu of terminating this Agreement or seeking its other remedies provided for in this Section 10.2, it may seek specific performance of this Agreement without the necessity of posting bond or furnishing other security. Each Party understands and agrees that the other Party may suffer irreparable damage as a result of it failing to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing or being in material breach of its representations and warranties set forth in this Agreement. Accordingly, each Party waives any right it may have to challenge the enforceability of this Agreement by a decree of specific performance and agrees it will not argue in any proceeding that the requirements for specific performance have not been met, that monetary damages constitute a sufficient remedy or make any other argument in opposition to the specific performance of this Agreement.

10.3 Distribution of Deposit Upon Termination. If this Agreement is terminated for any reason, other than a termination by Seller as permitted pursuant to Section 10.1 and of the Purchaser has failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing or is in material breach of its representations and warranties set forth in this Agreement, Seller shall deliver to Purchaser the Deposit, free of any claims by Seller or any other Person with respect thereto. In such event, Seller and Purchaser shall execute and deliver joint written instructions to the Escrow Agent to disburse the Deposit together with any income thereon to Purchaser.

ARTICLE 11

INDEMNIFICATION; LIMITATIONS

11.1 Assumed Obligations. Without limiting Purchaser’s rights to indemnity under this Article 11, on the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay, and discharge (or cause to be fulfilled, performed, paid, or discharged) all of the obligations and liabilities of Seller and its Affiliates, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on, or after the Effective Date, including the following (collectively, the “Assumed Obligations”):

(a) subject to the adjustments to the Purchase Price set forth in Section 2.3, all obligations and liabilities arising from or in connection with any production, pipeline, storage, processing, or other imbalance attributable to Hydrocarbons produced from the Properties, whether before, on, or after the Effective Date, including obligations to furnish makeup gas in accordance with the terms of applicable gas sales, gathering, or transportation Contracts;

(b) obligations to pay working interests, royalties, overriding royalties, and other interests held in suspense by Seller as of the Closing Date;

(c) obligations for plugging and abandonment of all of the Wells and dismantlement, decommissioning, or abandonment of all structures and Equipment included in the Assets or located on the lands covered by, or described in, the Leases (whether such Leases have terminated or expired) and restoration of the surface covered by the Assets in accordance with applicable Laws (whether or not required to be plugged, abandoned, dismantled, or restored as of the Effective Date, and whether or not the applicable Lease has terminated or expired), including any obligations to assess, remediate, remove, and dispose of NORM, asbestos, mercury, drilling fluids, chemicals, and produced waters and Hydrocarbons;

(d) subject to the terms of Article 3, Section 11.3(b)(iii) with respect to Section 4.11(e), and the special warranty of title in the Assignment and Bill of Sale, all Damages and obligations arising from, or relating to, Title Defects, deficiencies, or other title matters, whether arising or relating to periods of time before, on, or after the Effective Date;

(e) subject to the terms of Article 3 and Purchaser’s rights pursuant to Section 11.3(b)(iii) with respect to Section 4.15 and Section 11.3(b)(i) with respect to Section 11.2(g), Damages and obligations arising from, or relating to, Environmental Defects, or other environmental matters, whether arising or relating to periods of time before, on, or after the Effective Date; and

(f) Taxes relating to the Assets that are not Seller Taxes.

11.2 Retained Obligations. Notwithstanding the terms of Section 11.1, the Assumed Obligations shall not include any liabilities, Damages, duties, or obligations to the extent they are attributable to, arise out of or in connection with, or are based upon (collectively, the “Retained Obligations”):

(a) ownership, use or operation of the Excluded Assets;

(b) matters required to be borne by Seller under Sections 2.3 and 2.4;

(c) Seller Taxes;

(d) the payment or improper payment of royalties, rentals and other similar payments or payments held in suspense under the Leases accruing prior to the Effective Time (except to the extent applicable suspense accounts or balances are credited to Purchaser pursuant to Section 2.3(g));

(e) liabilities of Seller for personal injury, illness, death, or property damage to the extent occurring prior to the Closing Date;

(f) litigation existing as of the Closing Date set forth on Schedule 4.2 (or that should have been set forth on Schedule 4.2), to the extent relating to periods of time prior to the Effective Date;

(g) obligations and liabilities of Seller for offsite disposal prior to the Closing Date of NORM, asbestos, mercury, drilling fluids, chemicals, produced waters, Hydrocarbons or any other materials of any nature produced from the Assets;

(h) obligations and liabilities for any employees of Seller or its Affiliates, the employment or termination thereof, and the compensation and benefits inuring thereto;

(i) obligations and liabilities relating to any debt of Seller, whether or not relating to or encumbering the Assets;

(j) obligations and liabilities relating to current or former Affiliates, partners, managers, members, directors, officers and employees of Seller or of its respective current or former Affiliates, partners, managers, members, directors, officers and employees to the extent arising out of the governance of Seller;

(k) any civil fines or penalties or criminal sanctions imposed on Seller or its Affiliates to the extent relating to any pre-Closing violation of Law by Seller or any of its Affiliates; or

(l) Seller’s or its Affiliates’ gross negligence or willful misconduct in connection with the ownership or operation of the Assets through the Closing Date.

11.3 Indemnification.

(a) From and after Closing, Purchaser shall indemnify, defend, and hold harmless Seller and its Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives (the “Seller Group”) from and against all Damages incurred or suffered by Seller Group:

(i) caused by, arising out of, or resulting from, the Assumed Obligations;

(ii) caused by, arising out of, or resulting from, Purchaser’s breach of any of Purchaser’s covenants or agreements contained in this Agreement; or

(iii) caused by, arising out of, or resulting from, any breach of any representation or warranty made by Purchaser in this Agreement or in the certificate delivered at Closing pursuant to Section 8.3(e); or

(iv) in connection with the arrangement of any financing (debt or equity) of Purchaser or any of its Affiliates, any action taken by them at the request of Purchaser or any of its Affiliates pursuant to Section 6.10 and any information utilized in connection therewith.

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON, and further excepting in each case Damages against which Seller would be required to indemnify Purchaser Group under Section 11.3(b) at the time the applicable Claim Notice is presented by Purchaser.

(b) From and after Closing, Seller shall indemnify, defend, and hold harmless Purchaser and its Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives (“Purchaser Group”) from and against all Damages incurred or suffered by Purchaser Group:

(i) caused by or arising out of, or resulting from, the Retained Obligations;

(ii) caused by, arising out of, or resulting from, Seller’s breach of any of Seller’s covenants or agreements contained in this Agreement; or

(iii) caused by, arising out of, or resulting from any breach of any representation or warranty made by Seller in this Agreement, or in the certificate delivered at Closing pursuant to Section 8.2(f),

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON.

(c) Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, absent fraud, Seller’s and Purchaser’s sole and exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties contained in this Agreement (excluding Sections 6.5 and 6.7, which shall also be separately enforceable by Seller and Purchaser, as applicable, pursuant to whatever rights and remedies are available to it outside of this Article 11), and the affirmations of such representations, warranties, covenants, and agreements contained in the certificates delivered by each Party at Closing pursuant to Sections 8.2(f) and 8.3(e), as applicable, is set forth in this Article 11 and if no such right of indemnification is expressly provided in this Article 11 then such claims are hereby waived to the fullest extent permitted by Law. Except for the remedies contained in this Article 11 and any other remedies available to the Parties at law or in equity for breaches of this Agreement, upon Closing each Party releases, remises, and forever discharges the other and its Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives from any and all suits, legal or administrative proceedings, claims, demands, Damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Party might now or subsequently may have, based on, relating to, or arising out of this Agreement or Seller’s ownership, use, or operation of the Assets, or the condition, quality, status, or nature of the Assets, INCLUDING RIGHTS TO CONTRIBUTION UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED, THE OIL POLLUTION ACT OF 1990, AS AMENDED, BREACHES OF STATUTORY AND IMPLIED WARRANTIES, NUISANCE OR OTHER TORT ACTIONS, RIGHTS TO PUNITIVE DAMAGES, COMMON LAW RIGHTS OF CONTRIBUTION, ANY RIGHTS UNDER INSURANCE POLICIES ISSUED OR UNDERWRITTEN BY THE OTHER PARTY OR ANY OF ITS AFFILIATES, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY RELEASED PERSON, INVITEE, OR THIRD PARTY, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION.

(d) The Parties shall treat, for Tax purposes, any amounts paid pursuant to this Article 11 as an adjustment to the Purchase Price.

11.4 Indemnification Actions. Except as provided in Article 11, all claims for indemnification under Section 6.5, Section 9.4 or Section 11.3 shall be asserted and resolved as follows:

(a) For purposes of this Article 11, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 11, Section 6.5 or Section 9.4 (including, for the avoidance of doubt, those Persons identified in Section 11.4(g)).

(b) To make a claim for indemnification under Section 6.5, Section 9.4 or Article 11, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a complete copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 11.4 shall not relieve the Indemnifying Person of its obligations under Section 6.5, Section 9.4 or Article 11, except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant, or agreement that was inaccurate or breached and the basis of such inaccuracy or breach.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend and indemnify the Indemnified Person against such Claim under Section 6.5, Section 9.4 or this Article 11, as applicable. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder. The Indemnified Person is authorized, prior to and during such thirty (30) day period but prior to the Indemnifying Person admitting (or being deemed to have admitted such obligation pursuant to this Section 11.4(c)) its obligation to provide indemnification with respect to the matter in question, to file any motion, answer, or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d) If the Indemnifying Person admits its obligation (or is deemed to have admitted its obligation), it shall have the right and obligation to diligently defend and indemnify, at its sole cost and expense, the Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 11.4(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final, non-appealable, resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend, indemnify against, or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to settlement or final, non-appealable determination thereof. If the Indemnifying Person has not yet admitted its obligation to defend and indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing (or is deemed to be obligated to indemnify such Indemnified Person pursuant to Section 11.4(c) or this Section 11.4(e)), the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages, or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide indemnification hereunder, subject to the other provisions of this Article 11.

(g) Any claim for indemnity under Section 6.5, Section 9.4 or Article 11 by any Affiliate, partner, member, shareholder, owner, officer, director, manager, employee, agent or representative must be brought and administered by the applicable Party to this Agreement that is related to such Person. No Indemnified Person other than Seller and Purchaser shall have any rights against Seller or Purchaser under the terms of Section 6.5, Section 9.4 or Article 11 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 11.4(g). Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section 11.4 on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section 11.4.

11.5 Casualty and Condemnation.

(a) Subject to the Seller’s representations, warranties and covenants made pursuant to this Agreement, from and after the Effective Date, if Closing occurs, Purchaser shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion (including watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of any Equipment due to ordinary wear and tear, in each case, with respect to the Assets.

(b) If, after the Execution Date but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain (each, a “Casualty Loss”), Purchaser shall nevertheless be required to close and Purchase shall have the option to (i) require Seller, at the Closing, to pay to Purchaser all sums paid to Seller by non-Affiliate third Persons by reason of such Casualty Loss insofar as with respect to the Assets and shall assign, transfer and set over to Purchaser or subrogate Purchaser to all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards and other rights against non-Affiliate third Persons arising out of such Casualty Loss insofar as with respect to the Assets; provided, however, that Seller shall reserve and retain (and Purchaser shall assign to Seller) all rights, title, interests and claims against third Persons who are not Affiliates of Seller for the recovery of Seller’s costs and expenses incurred prior to the Closing in pursuing or asserting any such insurance claims or other rights against such third Persons with respect to any such Casualty Loss or (ii) exclude the affected Assets from the transactions contemplated by this Agreement, in which case (A) the affected Asset shall not be conveyed to Purchaser at Closing, (B) the Unadjusted Purchase Price shall be reduced at Closing by the Allocated Value of such Asset, (C) such Asset shall be deemed to be deleted from Exhibit A-1, Exhibit A-2 and/or Exhibit A-5 attached hereto and added to Schedule 1.3 attached hereto and (D) such Asset shall constitute an Excluded Asset for all purposes hereunder.

11.6 Limitation on Actions.

(a) The representations and warranties of Seller in Article 4 (excluding Sections 4.1, 4.3, 4.7, 4.9, 4.10, and 4.14) and the covenants and agreements of the Parties in Article 6, (excluding Sections 6.5 and 6.7), and the corresponding representations, warranties, and affirmations given in the certificates delivered at Closing pursuant to Sections 8.2(f) and 8.3(e), as applicable, shall survive the Closing for a period of twelve (12) months and the representations and warranties of Seller set forth in Section 4.3 shall survive the Closing until the expiration of the applicable statute of limitations. The representation and warranty of Seller set forth in Section 4.7 shall survive the Closing until the Cut-Off Date. The remainder of this Agreement shall survive the Closing and delivery of the Assignment and Bill of Sale without time limit except as may otherwise be expressly provided herein. Representations, warranties, covenants, and agreements shall be of no further force and effect after the date of their expiration (if applicable), provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, or agreement prior to its expiration date.

(b) The indemnities in Sections 11.3(a)(ii), 11.3(a)(iii), 11.3(b)(ii), and 11.3(b)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant, or agreement that is subject to indemnification thereunder, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date in accordance with Section 11.4. The indemnity in Section 11.3(b)(i) shall survive the Closing without time limit except that such indemnity shall survive (i) as set forth in Sections 2.3 and 2.4 with respect to Section 11.2(b) and (ii) until the expiration of the applicable statute of limitations with respect to the matters set forth in Sections 11.2(c), 11.2(d), 11.2(e), 11.2(f), 11.2(g) and 11.2(l). The indemnities in Sections 11.3(a)(i) and 11.3(a)(iv) shall survive the Closing without time limit.

(c) No Party shall have any liability for any indemnification under Section 11.3, for an individual matter until and unless the amount of the liability for Damages with respect to which such Party admits (or it is otherwise finally determined that such Party has) an obligation to indemnify the other Party pursuant to the terms of Section 11.3 exceeds One Hundred Thousand Dollars ($100,000) (the “Individual Indemnity Threshold”). Without limiting the foregoing, Seller shall not have any liability for any indemnification under Sections 11.3(b)(ii) or 11.3(b)(iii) until and unless the aggregate amount of the liability for all Damages (i) for which Claim Notices are delivered by Purchaser under Sections 11.3(b)(ii) and 11.3(b)(iii), (ii) with respect to which Seller admits (or it is otherwise finally determined) that Seller has an obligation to indemnify Purchaser pursuant to the terms of under Sections 11.3(b)(ii) or 11.3(b)(iii), and (iii) which exceed the Individual Indemnity Threshold exceeds two percent (2.0%) of the Unadjusted Purchase Price, and then only to the extent such Damages exceed two percent (2.0%) of the Unadjusted Purchase Price. Notwithstanding the foregoing, this Section 11.6(c) shall not limit indemnification for breach of the (A) Retained Obligations set forth in Section 11.2(a), 11.2(b), 11.2(c), 11.2(k), 11.2(h), 11.2(i), and 11.2(j), (B) representations and warranties in Sections 4.1, 4.3, 4.9, 4.10, 4.14, (C) Purchaser’s representations and warranties in Article 5, (D) the covenants and agreements set forth in Sections 6.5 or 6.7, or (E) the indemnity obligations set forth in 11.3(a)(iv).

(d) Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under Sections 11.3(b)(ii) and 11.3(b)(iii) for aggregate Damages in excess of fifteen percent (15%) of the Unadjusted Purchase Price; provided, however, that this Section 11.6(d) shall not limit indemnification for breach of the representations and warranties in Sections 4.1, 4.3, 4.9, 4.10, 4.14, or the covenants and agreements set forth in Section 6.7.

(e) Notwithstanding anything in this Agreement to the contrary, Seller shall have no obligation to indemnify any Indemnified Person for any Damages resulting from any environmental remediation, removal or other response action undertaken by any Indemnified Person to the extent attributable to the (i) costs of such remediation, removal or other response action in excess of the least stringent permissible legal cleanup standard under Environmental Law or required by a Governmental Authority, in each case, existing as of the Closing Date or, if more stringent, as required under the express remediation obligations set forth in any applicable Lease, or (ii) costs results from meeting a more stringent cleanup standard resulting from a change in land use by an Indemnified Person from the use in effect as of the Closing Date.

(f) With respect to any investigation, remediation or other response action related to Damages for which Purchaser seeks indemnification from Seller pursuant to this Article 11, Purchaser hereby agrees to provide Seller with copies of all related reports and communications submitted to any Governmental Authority and the results of all sampling and analysis activities within three (3) Business Days after receipt thereof by Purchaser.

(g) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates); provided, however, that no Party shall be required to seek recovery under any policy of insurance as a condition to indemnification hereunder.

(h) Any Purchaser Group Indemnified Person shall remit to Seller, within five (5) Business Days after receipt, any insurance proceeds or other payment that is received by any member of the Purchaser Group from a third Person and which relates to Damages for which (but only to the extent) such member of the Purchaser Group has been previously compensated hereunder (minus the reasonable out-of-pocket costs incurred in obtaining such recovery).

(i) Any Seller Group Indemnified Person shall remit to Purchaser, within five (5) Business Days after receipt, any insurance proceeds or other payment that is received by any member of the Seller Group from a third Person and which relates to Damages for which (but only to the extent) such member of the Seller Group has been previously compensated hereunder (minus the reasonable out-of-pocket costs incurred in obtaining such recovery).

11.7 Indemnity Escrow. In order to provide security for Seller’s indemnification obligations under this Article 11 and Seller’s special warranty granted in the Assignment and Bill of Sale, the Indemnity Escrow shall be held by Escrow Agent, and disbursed by Escrow Agent after the Closing in accordance with this Section 11.7 and the Escrow Agreement. With respect to each claim for indemnification asserted by Purchaser against Seller pursuant to this Article 11 or special warranty claim asserted by Purchaser pursuant to the Assignment and Bill of Sale and Section 3.1(c) during the period from and after the Closing Date up to the date that is twelve (12) months following the Closing Date (the “Escrow Termination Date”), upon final resolution or determination of such an indemnity or special warranty claim by the Parties or in accordance with Section 11.4, as applicable, Purchaser and Seller shall jointly instruct Escrow Agent to disburse to Purchaser the amount set forth in such joint instruction, which will be that portion of the Indemnity Escrow being held in the Escrow Account as would satisfy such finally resolved or determined indemnity or special warranty claim. On the Escrow Termination Date, Seller shall be entitled to receive the Indemnity Escrow balance as of such time and such amount shall be automatically distributed to Seller pursuant to the terms of the Escrow Agreement (and Purchaser and Seller shall jointly instruct Escrow Agent to take any necessary actions in order to accomplish the foregoing). If there are remaining amounts due by Seller to Purchaser pursuant to the indemnity obligations under this Article 11 after the Indemnity Escrow balance is exhausted, then such amounts shall be promptly paid to Purchaser by Seller as they are agreed by the Parties or finally determined in accordance with the terms of this Agreement. To the extent that Purchaser asserts any Damages for which it believes it is entitled to indemnification pursuant to this Article 11 or any special warranty claims pursuant to the Assignment and Bill of Sale and Section 3.1(c), Purchaser shall pursue such claims against the Indemnity Escrow first, and Seller shall not have any personal liability for such claims unless and until the Indemnity Escrow is exhausted, and then only as further limited in accordance with the terms of this Agreement. On the date that is six (6) months following the Closing Date, Seller and Purchaser shall jointly instruct the Escrow Agent to disburse to Seller fifty percent (50%) of the amount of the Indemnity Escrow balance as of such time, excluding those amounts attributable to any claim for indemnification asserted as of such date by Purchaser against Seller pursuant to this Article 11 or special warranty claim asserted by Purchaser pursuant to the Assignment and Bill of Sale and Section 3.1(c) that has not been previously satisfied as of such date.

ARTICLE 12

MISCELLANEOUS

12.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

12.2 Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and by personal delivery (if signed for receipt), by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, transmitted via facsimile transmission or transmitted via electronic mail (following appropriate confirmation of receipt by return email, including an automated confirmation of receipt) and shall be deemed to have been made and the receiving Party charged with notice, when received except that if received after 5:00 p.m. (in the recipient’s time zone) on a Business Day or if received on a day that is not a Business Day, such notice, request or communication will not be effective until the next succeeding Business Day. All notices shall be addressed as follows:

If to Seller:	American Resource Development LLC 5707 Southwest Parkway, Building I, Suite 275 Austin, Texas 78735 Attention: Parker Reese Telephone: 737-300-4718 Email: preese@ameredev.com

With a copy to (which shall not constitute notice):

EnCap Investments 1100 Louisiana Street, Suite 4900 Houston, Texas 77002 Attention: Kyle Kafka Telephone: 713-659-6100 Email: kkafka@encapinvestments.com

Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 Attention: Austin T. Lee Telephone: 713-221-3307 Facsimile: 800-404-3970 Email: Austin.Lee@bracewelllaw.com

If to Purchaser:	Callon Petroleum Operating Company 1401 Enclave Parkway, Suite 600 Houston, Texas 77077 Attention: Joseph C. Gatto, Jr. Telephone: 281-589-5221 Facsimile: 281-589-5215 Email:jgatto@callon.com

With a copy to (which shall not constitute notice):
Bill Nelson Haynes and Boone, LLP 1221 McKinney, Suite 2100 Houston, Texas 77010 Telephone: 713-547-2084 Facsimile: 713-236-5557 Email: bill.nelson@haynesboone.com

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

12.3 Expenses. Except as provided in Sections 3.10(c), 6.6, 6.10, 8.4(c), 10.2 and in Section 11.4, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, and the exhibits and schedules hereto and thereto, and all other matters related to the Closing and the transactions related thereto, including all fees and expenses of counsel, accountants, and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

12.4 Replacement of Bonds, Letters of Credit and Guarantees. The Parties understand that none of the bonds, supplemental bonds, third Person indemnities, letters of credit, guarantees and other securities, if any, posted by Seller or any Affiliate thereof with or for the benefit of any Governmental Authority or third Person and relating to the Assets will be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser (or an Affiliate of Purchaser), replacements for such bonds, supplemental bonds, third Person indemnities, letters of credit, guarantees and other securities, and shall cause, effective as of the Closing, the cancellation or return to Seller of the bonds, supplemental bonds, third Person indemnities, letters of credit, guarantees and other securities posted by Seller or its Affiliates.

12.5 Records.

(a) As soon as practicable, but in no event later than twenty (20) days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser the original Records (or digital copies of Records to the extent Seller does not have originals of such Records) that are in the possession of Seller or its Affiliates, subject to Section 12.5(b). Seller shall provide Purchaser reasonable access to the Records until such time that Seller has satisfied its obligations under this Section 12.5(a).

(b) Seller may retain a copy of all data room materials for the transactions contemplated by this Agreement along with the originals of those Records (i) relating to Tax and accounting matters, (ii) relating to Properties in which Seller retains any interest, or (iii) which are subject to a legal hold by Seller (until such hold is released) and provide Purchaser, at its request, with copies of such Records other than Records that pertain solely to income Tax matters related to the Assets. Seller may retain copies of any other Records, including geological, geophysical, and similar data and studies.

(c) Purchaser, for a period of seven (7) years after the Closing shall: (i) retain the Records and (ii) provide Seller, and the members of the Seller Group with access to the Records during normal business hours for review and copying at Seller’s sole expense.

12.6 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction.

12.7 Venue; Waiver of Jury Trial. Each Party consents to personal jurisdiction in any action brought in the United States federal courts located in the State of Texas with respect to any dispute, claim, or controversy arising out of, in relation to, or in connection with, this Agreement, and each of the Parties agrees that any action instituted by it against the other with respect to any such dispute, controversy, or claim (except to the extent a dispute, controversy, or claim arising out of, in relation to, or in connection with, title or environmental matters pursuant to Section 3.10 or the determination of Purchase Price adjustments pursuant to Section 8.4(b) is referred to an expert pursuant to those Sections) will be instituted exclusively in the United States District Court for the Southern District of Texas, Houston Division. Each Party (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it, and (d) agrees that service of process upon it may be effected by mailing a copy thereof by registered mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 12.2. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided herein and shall not be deemed to confer any rights on any Person other than the Parties to this Agreement. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF, IN RELATION TO, OR IN CONNECTION WITH, THIS AGREEMENT.

12.8 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

12.9 Waivers. Any failure by any Party to comply with any of its obligations, agreements, or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No course of dealing on the part of Seller or Purchaser, or their respective Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives or any failure by Seller or Purchaser to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.10 Assignment. Other than as permitted by Section 9.4, no Party shall assign (including by change of control, merger, consolidation, or stock purchase) or otherwise transfer all or any part of this Agreement to any third Person, nor shall any Party delegate any of its rights or duties hereunder (including by change of control, merger, consolidation, or stock purchase) to any third Person, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void ab initio. Any assignment of this Agreement permitted by this Section 12.10 shall be made subject to the obligations contained in this Agreement and such assignment shall not relieve the assigning Party of any obligations and responsibilities hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

12.11 Entire Agreement. This Agreement, the Confidentiality Agreement and the documents to be executed hereunder and the exhibits and schedules attached hereto and thereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. In entering into this Agreement, neither Party has relied on any statement, representation, warranty, covenant, or agreement of the other Party or its representatives other than those expressly contained in this Agreement. For the avoidance of doubt, this Agreement constitutes a “definitive written agreement” as contemplated by the Confidentiality Agreement and, as such, upon Closing the Confidentiality Agreement shall automatically terminate, effective as of the Closing Date, or if Closing does not occur, the Confidentiality Agreement shall survive in accordance with its terms.

12.12 Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Seller and Purchaser and expressly identified as an amendment or modification.

12.13 No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 6.5, Section 9.4 and Article 11.

12.14 Severability. If any provision of this Agreement, or any application thereof, is held invalid, illegal, or unenforceable in any respect under any Law, this Agreement shall be reformed to the extent necessary to conform, in each case consistent with the intention of the Parties, to such Law, and, to the extent such provision cannot be so reformed, then such provision (or the invalid, illegal, or unenforceable application thereof) shall be deemed deleted from (or prohibited under) this Agreement, as the case may be, and the validity, legality, and enforceability of the remaining provisions contained herein (and any other application of such provision) shall not in any way be affected or impaired thereby.

12.15 Time of the Essence. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

12.16 References. In this Agreement, unless the context requires otherwise: (a) references to any gender includes a reference to all other genders; (b) references to the singular includes the plural, and vice versa; (c) reference to any Article or Section means an Article or Section of this Agreement; (d) reference to any exhibit or schedule means an exhibit or schedule to this Agreement, all of which are incorporated into, and made a part of, this Agreement for all purposes; (e) unless expressly provided to the contrary, “hereunder”, “hereof”, “herein”, and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; (f) references to “$” or “Dollars” means United States Dollars; and (g) “include” and “including” mean include or including without limiting the generality of the description preceding such term.

12.17 Construction. Purchaser is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation, and suitability. Seller and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision hereof.

12.18 Limitation on Damages. Notwithstanding anything to the contrary contained herein, neither Purchaser nor Seller, nor any of their respective Affiliates shall be entitled to consequential, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, special, or punitive damages suffered by third Persons for which responsibility is allocated between the Parties) and Purchaser and Seller, for themselves and on behalf of their respective Affiliates, hereby expressly waive any right to consequential, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, special, or punitive damages suffered by third Persons for which responsibility is allocated between the Parties).

12.19 Joint and Several Liability. Seller agrees and acknowledges that each of Development, Upstream and Midstream shall be jointly and severally liable for the obligations of Seller under this Agreement.

12.20 Development as Representative of Seller. Midstream and Upstream (each a “Seller Entity”) hereby irrevocably appoints Development as the agent and attorney-in-fact of such Seller Entity for the purposes of acting in the name and stead of such Seller Entity in: (a) giving and receiving all notices permitted or required by this Agreement and acting on behalf of such Seller Entity for all purposes under this Agreement; (b) dealing with the Purchaser in connection with all adjustments under Section 2.3 or elsewhere under this Agreement including, without limitation, all Title Defects and Environmental Defects and any cures relating thereto and other accounting adjustments; (c) acting on such Seller Entity’s behalf under any other covenant, agreement or provision of this Agreement; (d) agreeing with the Purchaser as to any amendments to this Agreement which Development may deem necessary or advisable, including but not limited to the extension of time in which to consummate the transactions contemplated by this Agreement, and the waiver of any closing conditions; (e) employing legal counsel; (f) paying any legal and any other fees and expenses incurred in consummating the transactions contemplated by this Agreement; (g) executing and acting for each Seller Entity under the Escrow Agreement and (h) making, executing, acknowledging, and delivering all such contracts, orders, receipts, notices, requests, instructions, certificates, letters, and other writings, and in general doing all things and taking all actions which Development, in its sole discretion, may consider necessary or proper in connection with or to carry out the terms of this Agreement, as fully as if such Seller Entity were personally present and acting. This power of attorney and all authority conferred hereby is granted and conferred subject to the interests of the other Parties to this Agreement, and in consideration of those interests and for the purpose of completing the transactions contemplated hereby, this power of attorney and all authority conferred hereby shall be irrevocable and shall not be terminated by the Seller Entities or by operation of Law or by the occurrence of any other event. Purchaser shall be fully protected in relying conclusively without any investigation upon any notices, instruction, dealings, and actions of Development within the scope of this Section 12.20 and the power of attorney contained herein.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER:

AMERICAN RESOURCE DEVELOPMENT LLC

By:	/s/ Parker Reese
Name:	Parker Reese
Title:	President and Chief Executive Officer

AMERICAN RESOURCE DEVELOPMENT UPSTREAM LLC

By:	/s/ Parker Reese
Name:	Parker Reese
Title:	President and Chief Executive Officer

AMERICAN RESOURCE DEVELOPMENT MIDSTREAM LLC

By:	/s/ Parker Reese
Name:	Parker Reese
Title:	President and Chief Executive Officer

PURCHASER:

CALLON PETROLEUM OPERATING COMPANY

By:	/s/ Joseph C. Gatto, Jr.
Name:	Joseph C. Gatto, Jr.
Title:	President, Chief Financial Officer and Treasurer

Signature Page to Purchase and Sale Agreement